EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

among

THE RUBICON PROJECT, INC.,

CAVIAR ACQUISITION CORP.,

NTOGGLE, INC.,

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

AS THE HOLDER REPRESENTATIVE,

and

THE PERSONS DELIVERING JOINDER AGREEMENTS HEREWITH

Dated as of July 11, 2017.

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		Page
Section 10.12	Enforcement	93
Section 10.13	Currency	93
Section 10.14	Severability	93
Section 10.15	Waiver of Jury Trial	94
Section 10.16	Counterparts	94
Section 10.17	Facsimile or .pdf Signature	94
Section 10.18	Time of Essence	94
Section 10.19	No Presumption Against Drafting Party	94
Section 10.20	Waiver of Conflicts.	94

Exhibit A	Form of Joinder Agreement
Exhibit B	Key Employees
Exhibit C	Form of Non-Competition Agreement
Exhibit D	Form of Escrow Agreement
Exhibit E	Illustrative Net Working Capital
Exhibit F	Preliminary Consideration Spreadsheet
Exhibit G	Form of Certificate of Merger
Exhibit H	Form of Letter of Transmittal
Exhibit I	Form of Tax Certificate

Schedule 7.3(b)	Consents and Approvals
Schedule 7.3(l)	Employee Retention
Schedule 7.3(n)	Termination of Certain Contracts
Schedule 7.3(r)	Termination of Certain Employees and Contractors
Schedule 8.2(h)	Indemnified Matters

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of July 11, 2017 (this “Agreement”), is by and among THE RUBICON PROJECT, INC., a Delaware corporation (“Parent”), CAVIAR ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), nToggle, Inc., a Delaware corporation (the “Company”), SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, solely in its capacity as the initial Holder Representative hereunder, and the Persons delivering Joinder Agreements herewith.

RECITALS

A. The boards of directors of each of Parent, Merger Sub and the Company have (i) determined that the merger of Merger Sub with and into the Company (the “Merger”), and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, is advisable and fair to, and in the best interests of, their respective stockholders, and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the Delaware General Corporation Law (the “DGCL”).

B. It is the parties’ expectation that, promptly following the execution of this Agreement, each of the Requisite Effective Time Holders will execute and deliver a joinder agreement substantially in the form attached as Exhibit A hereto (the “Joinder Agreements”), pursuant to which, among other things, such Effective Time Holders will (i) make certain representations and warranties to Parent, (ii) agree to be bound by the provisions of this Agreement applicable to such Effective Time Holders (including the indemnification provisions of Article VIII), and (iii) in the case of Requisite Effective Time Holders who are Stockholders, approve and adopt this Agreement, the Merger and the Transactions in compliance with the DGCL and the Company Charter, based on the recommendation of the board of directors of the Company that the Merger is advisable and fair to, and in the best interests of, its stockholders (such written consent of the Stockholders, the “Stockholder Consent”).

C. As an essential inducement for Parent and Merger Sub to enter into this Agreement, those employees of the Company whose names are listed on Exhibit B hereto (the “Key Employees”) are, concurrently with the parties entering into this Agreement, accepting employee offer letters (the “Employee Offer Letters”) that will become effective upon consummation of the Merger and entering into non-competition agreements substantially in the form of Exhibit C (the “Non-Competition Agreements”) that will become effective upon consummation of the Merger.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, determination, requirement, pronouncement (whether formal or informal), proceeding, audit or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.

“Adjustment Escrow Amount” means $350,000.

“Adjustment Escrow Fund” means the Adjustment Escrow Amount deposited with the Escrow Agent, as such amount may be increased or decreased as provided in this Agreement and the Escrow Agreement, including any remaining interest or other amounts earned thereon.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Aggregate Option Exercise Price” means the aggregate cash exercise prices payable upon the exercise in full of all Vested In-the-Money Options outstanding as of immediately prior to the Effective Time.

“Ancillary Agreements” means the (i) Escrow Agreement, (ii) the Employee Offer Letters, (iii) the Non-Competition Agreements, (iv) the Joinder Agreements (including the Stockholder Consent) and (v) all other agreements, documents and instruments required to be delivered by any party pursuant to this Agreement.

“Assumed Option Per Share Closing Consideration” means an amount in cash equal to (i) the Closing Consideration divided by (ii) the Assumed Option Fully Diluted Share Number.

“Assumed Option Fully Diluted Share Number” means (i) the aggregate number of shares of Company Common Stock (other than Cancelled Shares) outstanding as of immediately prior to the Effective Time plus (ii) the aggregate number of shares of Series A Preferred Stock and Series A-1 Preferred Stock outstanding as of immediately prior to the Effective Time on an as-converted basis (i.e., treating all such shares as if they had been converted to Company Common Stock pursuant to Section 4 of the Company Charter as of immediately prior to the Effective Time) plus (iii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all In-the-Money Options outstanding as of immediately prior to the Effective Time. For clarity, the number of shares of Company Common Stock described in clause (i) of this definition includes the aggregate number of shares of Company Common Stock that are issued upon the exercise or deemed exercise of the Vested Company Warrants as contemplated by Section 2.7(c).

“Average Price” means the price per share of Parent Common Stock equal to the volume-weighted average of the closing prices of Parent Common Stock as reported on the NYSE for the period of the 30 consecutive trading days ending on (and including) the trading day that is one day prior to the Closing Date, subject to adjustment to reflect the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of securities convertible into Parent Common Stock, reorganization, recapitalization, reclassification or other like change with respect to the Parent Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the city of Los Angeles, California.

“Cash” means, as at a specified date, the aggregate amount of all cash, cash equivalents, money market funds, money market instruments and demand deposits of the Company and its Subsidiaries, net of (i) any outstanding checks, wires and bank overdrafts of the Company and its Subsidiaries, and (ii) any Restricted Cash or amounts relating to credit card receivables, in the case of each of clauses (i) and, (ii), whether or not required to be reported as such under GAAP.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act.

“Closing Consideration” means an amount in cash equal to (i) $38,500,000 plus (ii) the Estimated Cash plus (iii) the Working Capital Overage, if any, plus (iv) the Aggregate Option Exercise Price, minus (v) the Estimated Indebtedness minus (vi) the Working Capital Underage, if any, minus (vii) the Estimated Transaction Expenses; provided that payment of the Closing Consideration is subject to the escrow provisions contained in Section 2.10(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Per Share Closing Consideration” means an amount in cash equal to (i) the Closing Consideration divided by (ii) the Fully Diluted Share Number.

“Company Bylaws” means the Bylaws of the Company, as amended from time to time.

“Company Charter” means the Second Amended and Restated Certificate of Incorporation of the Company, effective as of January 26, 2017, as amended from time to time.

“Company Common Stock” means each share of Common Stock, par value $0.0001 per share, of the Company issued pursuant to the Company Charter and as defined therein.

“Company Employees” means (i) the employees of the Company and its Subsidiaries identified on Schedule 3.11(e) of the Disclosure Schedules and (ii) Everson Alves da Silva.

“Company Incentive Plan” means the nToggle, Inc. 2014 Equity Incentive Plan, as amended through the date hereof.

“Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, or (ii) materially impairs the ability of the Company to consummate, or prevents or materially delays, the Merger or any of the other Transactions or could reasonably be expected to do so; provided, however, that in the case of clause (i) only, Company Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (A) changes generally affecting the economy or the financial or securities markets, in the United States, (B) the outbreak of war or acts of terrorism, (C) changes in Law or GAAP, (D) any failure of the Company to meet any projections, forecasts, or revenue or earnings predictions for any period, (E) any changes that generally affect any of the industries in which the Company operates or participates and (F) the execution of this Agreement or the announcement of the Merger or the other transactions contemplated hereby; provided further, that, with respect to the foregoing clauses (A) through (E), the impact of such event, change, circumstances, occurrence, effect or state of facts is not disproportionately adverse to the Company as compared to those in its industry and geographic locations generally; provided further, that, with respect to the foregoing clause (D), any facts underlying such failure may still constitute a Company Material Adverse Effect.

“Company Option” means each outstanding option to purchase shares of Company Common Stock.

“Company Restricted Common Stock” means shares of Company Common Stock that are subject to vesting, reverse vesting, forfeiture, a right of repurchase for a price less than the fair market value thereof, or to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code as of immediately prior to the Effective Time, whether awarded or issued under the Company Incentive Plan or otherwise (but after giving effect to any acceleration of vesting thereof triggered by the Transactions).

“Company Stock” means, collectively, the shares of Company Common Stock, Series A Preferred Stock, and Series A-1 Preferred Stock.

“Company Warrant” means each outstanding warrant to purchase shares of Company Common Stock.

“Contract” means any contract, agreement, arrangement or understanding, whether written or oral and whether express or implied.

“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Current Assets” means, as of any specified date, without duplication, the consolidated current assets of the Company and its Subsidiaries (excluding any current Tax assets) as of such date and calculated in accordance with GAAP.

“Current Liabilities” means, as of any specified date, without duplication, the consolidated current liabilities of the Company and its Subsidiaries (including accounts payable, Other Indebtedness, accrued expenses, any liability in respect of accrued but unpaid salaries or wages or other compensation or unpaid expense reimbursements, accrued Taxes, and customer credits) as of such date and calculated in accordance with GAAP; provided, however, that no component of Other Indebtedness will be counted as both a Current Liability and in the calculation of Estimated Indebtedness and Closing Indebtedness.

“Datasite” means the electronic data room maintained by Cooley LLP in connection with the Transactions.

“Device Data” means information (including bidstream data) collected by the Company through its products that is or can reasonably be associated with a particular computer or device.

“Effective Time Holders” means, collectively: (a) the holders of Company Stock (to the extent such Company Stock is not Company Restricted Common Stock) as of immediately prior to the Effective Time, which shall include holders of Company Warrants who exercise Company Warrants prior to the Effective Time, and (b) the holders of Vested In-the-Money Options.

“Employee Option” means a Vested In-the-Money Option granted to an Effective Time Holder in the Effective Time Holder’s capacity as a current or former employee (as determined for applicable employment Tax purposes) of the Company or one of its Subsidiaries.

“Encumbrance” means any charge, claim, limitation, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership, other than any restriction or limitation resulting from this Agreement or the Transactions.

“Environmental Law” means: any Laws of any Governmental Authority relating to (i) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company or any of its Subsidiaries and that, together with the Company or any of its Subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means American Stock Transfer & Trust Co, LLC or its successor under the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement to be entered into by Parent, the Holder Representative and the Escrow Agent, substantially in the form attached as Exhibit D hereto.

“Exchange Ratio” means the ratio derived by dividing (i) the Assumed Option Per Share Closing Consideration (as determined as at the Closing) by (ii) the Average Price.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations pertaining thereto.

“Fully Diluted Share Number” means (i) the aggregate number of shares of Company Common Stock (other than Cancelled Shares) outstanding as of immediately prior to the Effective Time plus (ii) the aggregate number of shares of Series A Preferred Stock and Series A-1 Preferred Stock outstanding as of immediately prior to the Effective Time on an as-converted basis (i.e., treating all such shares as if they had been converted to Company Common Stock pursuant to Section 4 of the Company Charter as of immediately prior to the Effective Time) plus (iii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all Vested In-the-Money Options outstanding as of immediately prior to the Effective Time. For clarity, the number of shares of Company Common Stock described in clause (i) of this definition includes the aggregate number of shares of Company Common Stock that are issued upon the exercise or deemed exercise of the Vested Company Warrants as contemplated by Section 2.7(c).

“Funded Indebtedness” means, as at a specified date, (i) all indebtedness for borrowed money of the Company and its Subsidiaries, and all obligations evidenced by notes, bonds, debentures or other similar interests; (ii) all liabilities and amounts owed by the Company or any of its Subsidiaries in respect of the acceleration, termination, cancellation or prepayment of indebtedness for borrowed money (including such amounts that would become due as a result of the consummation of the Transactions); and (iii) any accrued and unpaid interest on, or fees associated with, the foregoing items.

“GAAP” means United States generally accepted accounting principles and practices as in effect on the date hereof applied (i) in the case of the Company and its

Subsidiaries, on a basis consistent with the Company’s historic accounting practices and (ii) in the case of Parent, on a basis consistent with Parent’s historic accounting practices.

“Governing Documents” means the Company Charter, the Company Bylaws, the Voting Agreement, the Investors’ Rights Agreement and the Right of First Refusal and Co-Sale Agreement.

“Governmental Authority” means any United States or non-United States federal, national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body (including any grand jury).

“Hazardous Substances” means: (i) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, CERCLA, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Toxic Substances Control Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) lead, polychlorinated biphenyls, asbestos and radon; (v) any other pollutant or contaminant; and (vi) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Holders” means, collectively, (i) the Stockholders, (ii) the holders of Company Warrants (which shall either be exercised or exchanged for shares of Company Common Stock or cancelled prior to the Closing), and (iii) the holders of Company Options.

“Immediate Family” means, with respect to any specified Person, any other Person who is an “immediate family member” of such first Person as defined in the general commentary to Section 303A.02(b) of the Listed Company Manual of the New York Stock Exchange.

“Indebtedness” means, as at a specified date, the aggregate amount of all outstanding (i) Funded Indebtedness and (ii) Other Indebtedness; provided, however, that (x) Indebtedness shall not include Taxes (other than Taxes that are included in an amount due with respect to an obligation that is not otherwise in respect of Taxes) and (y) no component of Other Indebtedness will be counted as both a Current Liability and in the calculation of Estimated Indebtedness and Closing Indebtedness.

“Indemnity Escrow Amount” means $3,000,000.

“Indemnity Escrow Fund” means the Indemnity Escrow Amount deposited with the Escrow Agent, as such amount may be increased or decreased as provided in this Agreement and the Escrow Agreement.

“Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the

United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), domain names, trade dress rights, and applications (including intent to use applications and similar reservations of marks and all goodwill associated therewith) to register any of the foregoing (collectively, “Marks”); (ii) patents, utility models and any statutory rights with respect to the protection of inventions, and all applications for any of the foregoing (collectively, “Patents”); (iii) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”) (iv) trade secrets, know-how, inventions, methods, processes and processing instructions, technical data, specifications, research and development information, technology including rights and licenses, product roadmaps, customer lists and any other information, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being known to other persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, “Trade Secrets”); and (v) to the extent protectable under Law, moral rights, publicity rights, database rights and any other proprietary or intellectual property rights of any kind or nature.

“In-the-Money Option” means a Company Option having a per Share exercise price less than the Common Per Share Closing Consideration.

“Investors’ Rights Agreement” means the Amended and Restated Investors’ Rights Agreement, dated January 26, 2017, by and among the Company, each the investors listed on Schedule A thereto and each of the stockholders listed on Schedule B thereto.

“knowledge,” means, with respect to the Company, the knowledge of Adam Soroca, Mark Duffy, Neal Winneg, Ben Gordon, Mark Balabanian and Shrikanth Mysore, in each case, including such knowledge as would be imputed to such persons upon reasonable inquiry of the people directly reporting to such persons.

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, treaty, injunction, judgment, decree or order of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased or licensed to the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures located thereon, or attached thereto, and all easements, rights and appurtenances relating to the foregoing.

“Made Available” means the applicable document or information was posted to the Datasite before 9:00 p.m. (Pacific time) at least two days prior to the date hereof (as evidenced by a DVD-ROM, USB drive or other fixed media with copies of all such documents and information on the Datasite at or prior to such time, a copy of which will be delivered to Parent on or before the Closing in accordance with Section 5.15).

“Merger Consideration” means the Closing Consideration, subject to adjustment in accordance with Section 2.13.

“Net Working Capital” means, as at a specified date and without duplication, an amount (which may be positive or negative) equal to (i) the Current Assets of the Company and its Subsidiaries minus (ii) the Current Liabilities of the Company and its Subsidiaries, in each case before taking into account the consummation of the Transactions, and calculated in accordance with the GAAP; provided, however, for the avoidance of doubt, Net Working Capital shall exclude Cash and any amounts relating to or included in Funded Indebtedness or Transaction Expenses to the extent such amounts are reflected in the calculation of the Merger Consideration (to avoid any double-counting with any other adjustments). Exhibit E hereto sets forth an illustrative sample calculation of the Net Working Capital.

“Non-Employee Option” means a Vested In-the-Money Option granted to an Effective Time Holder that is not an Employee Option.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any software that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)), including any software that is licensed, distributed or conveyed under a Contract that requires as a condition of its use, modification or distribution that it, or other software into which such software is incorporated or with which such software is distributed or that is derived from such software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such Contract.

“Option Closing Consideration” means, for each share of Company Common Stock subject to a Vested In-the-Money Option, an amount in cash equal to the excess of the Common Per Share Closing Consideration over the per share exercise price of such Vested In-the-Money Option.

“Ordinary Commercial Agreement” means a commercial agreement entered into in the ordinary course of the Company’s business, such as a loan or a lease, the principal purpose of which is not related to Taxes.

“Other Indebtedness” means, with respect to the Company and its Subsidiaries, (i) all liabilities upon which interest charges are customarily paid (excluding, for the avoidance of doubt, trade payables and accrued liabilities incurred in the ordinary course of business consistent with past practice and any Funded Indebtedness), (ii) the amount capitalized under GAAP as liabilities as lessee under capitalized leases, (iii) any liability for the deferred and unpaid purchase price of property, assets or services, (iv) all amounts drawn under surety bonds, letters of credit or similar obligations, (v) all guarantees of indebtedness of any Person by the Company or any of its Subsidiaries, (vi) any accrued and unpaid interest on, or fees associated with, the foregoing items, and (vii)

all obligations of the type referred to in clauses (i) through (vi) of other Persons for the payment of which the Company or any of its Subsidiaries is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations.

“Owned Real Property” means all real property owned by the Company or any of its Subsidiaries, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Parent Common Stock” means the Common Stock, par value $0.00001 per share, of Parent.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” means, without duplication, all Taxes for which the Company is or could be liable (i) with respect to any Pre-Closing Tax Period, including Taxes for which the Company would have been liable with respect to such period but for the fact that, in lieu of such Liability, Tax benefits of Parent and its Affiliates (including, with respect to Tax benefits of the Company arising following the Closing Date (i.e., not including net operating losses of the Company arising on or prior to the Closing Date), the Company) were reduced (or Tax incidents for such periods or portions were increased); (ii) as a result of being a member of an affiliated, combined, consolidated, unitary or similar group prior to the Closing, including pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of Law); (iii) as a transferee or successor, by Contract or pursuant to any Law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing; (iv) the Effective Time Holders’ share of Transfer Taxes pursuant to Section 6.1; and (v) any interest, penalties and additions to Tax with respect to any of the foregoing; provided, however, that Pre-Closing Taxes shall not include (a) any Taxes resulting from an election under Section 338 of the Code (or comparable election under any other Tax Law) with respect to the Merger, (b) any Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business (other than (1) any transaction expressly contemplated by this Agreement or (2) Taxes that would not have been incurred had all of the representations of the Company in this Agreement been true and correct), (c) Taxes attributable to deferred revenue received in the ordinary course of business to the extent such deferred revenue is not in excess of the amount disclosed on Schedule 3.15(l)(iii) of the Disclosure Schedules and (d) Parent’s share of Transfer Taxes pursuant to Section 6.1. In the case of any Straddle Period: (a) Taxes other than those described in clause (b) shall be allocated based on an assumed closing of the books of the Company as of the close of the Closing Date, with exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date was the last day of the Straddle

Period) allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion; and (b) any real, personal and intangible property Taxes for the Pre-Closing Tax Period shall be equal to the amount of such Taxes for such entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period.

“Preliminary Consideration Spreadsheet” means the schedule attached hereto as Exhibit F and dated the date hereof, setting forth, for each Holder, the information set forth in Section 2.11(a)(i) through (vii), calculated as if the Closing occurred on July 14, 2017.

“Pro Rata Percentage” means, with respect to each Effective Time Holder, the percentage obtained by dividing (i) the Closing Consideration that such Effective Time Holder has a right to receive with respect to such Effective Time Holder’s Shares (other than with respect to shares of Company Restricted Common Stock repurchased as of immediately prior to the Effective Time) and Vested In-the-Money Options, by (ii) the aggregate Closing Consideration that all Effective Time Holders have a right to receive with respect to their Shares or Vested In-the-Money Options.

“Related Party” with respect to any specified Person, means: (i) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate; (ii) any Person who serves, or within the past year has served, as a director, executive officer, partner, member or in a similar capacity of such specified Person; (iii) any Immediate Family member of a Person described in clause (ii); or (iv) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than 15% of the outstanding equity or ownership interests of such specified Person.

“Release” has the meaning set forth in Section 101(22) of CERCLA (42 U.S.C. § 9601(22)), but not subject to the exceptions in Subsections (A) and (D) of 42 U.S.C. § 9601(22).

“Restricted Cash” means all Cash and Cash equivalents that are not freely useable and available to the Company because it is subject to restrictions or, limitations on use or distribution either by contract, for regulatory or legal purposes.

“Representatives” means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors, bankers and other representatives of such Person.

“Right of First Refusal and Co-Sale Agreement” means the Amended and Restated Investors’ Right of First Refusal and Co-Sale Agreement, dated January 26, 2017, by and among the Company, the Investors listed on Schedule A thereto and the Key Holders listed on Schedule B thereto.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations pertaining thereto.

“Series A Per Share Closing Consideration” means the Common Per Share Closing Consideration.

“Series A Preferred Stock” means each share of the Series A Preferred Stock, par value $0.0001 per share, of the Company issued pursuant to the Company Charter and as defined therein.

“Series A-1 Per Share Closing Consideration” means the Common Per Share Closing Consideration.

“Series A-1 Preferred Stock” means each share of the Series A-1 Preferred Stock, par value $0.0001 per share, of the Company issued pursuant to the Company Charter and as defined therein.

“Shares” means the shares of Company Stock.

“Software” means any and all computer programs, software (in object and source code), firmware, middleware, applications, APIs, web widgets, code and related files, algorithms, documentation and other tangible embodiments thereof.

“Stockholders” means the holders of Company Stock.

“Straddle Period” means any taxable period beginning on or prior to the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person controlled by such first Person, directly or indirectly, through one or more intermediaries.

“Systems” means servers, hardware systems, databases, circuits, networks and other computer and telecommunications assets and equipment.

“Target Net Working Capital” means $150,000.

“Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document, in each case, that is filed or supplied or required to be filed or supplied to any Governmental Authority (or to any third party) with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

“Taxes” means: (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, title, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, intangible property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, tariffs, imposts, estimated and other taxes, and governmental fees, assessments, charges or levies in the nature of a Tax (whether imposed directly or through withholding, whether disputed or not and (ii) any interest and any penalties, additions to tax or additional amounts imposed in connection with any item described in clause (i).

“Third Party Claim” means the assertion, whether orally or in writing, against an Indemnified Party of an Action brought by a third party against the Indemnified Party that is based on, arises out of, or relates to a subject matter that would result in a claim for indemnification of Losses under Article VIII.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transaction Expenses” means, without duplication, and to the extent incurred but not paid prior to the Closing, the aggregate amount of any and all fees and expenses incurred by or on behalf of, or paid or to be paid directly by, the Company or any of its Subsidiaries or any Person that the Company or any of its Subsidiaries pays or reimburses or is otherwise legally obligated to pay or reimburse in connection with the process of selling the Company or the negotiation, preparation or execution of this Agreement or the Ancillary Agreements or the performance or consummation of the Transactions or the termination or separation of any and all employees of the Company or any of its Subsidiaries at or prior to the Closing who are not Continuing Employees, including: (i) all fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors, the Holder Representative, and any other experts in connection with the Transactions (including any process run by or on behalf of the Company or any of its Subsidiaries in connection with such transactions); (ii) any fees and expenses associated with obtaining necessary or appropriate waivers, consents, or approvals of any Governmental Authority or third parties on behalf of the Company or any of its Subsidiaries in connection with the Transactions (including any process run by or on behalf of the Company or any of its Subsidiaries in connection with such transactions); (iii) any fees or expenses associated with obtaining the release and termination of any Encumbrances in connection with the Transactions (including any process run by or on behalf of the Company or any of its Subsidiaries in connection with such transactions); (iv) all brokers’, finders’ or similar fees in connection with the Transactions (including any process run by or on behalf of the Company or any of its Subsidiaries in connection with such Transactions), and (v) the costs of obtaining the Tail Policy contemplated by Section 5.14; provided, that Transaction Expenses will not include (x) fifty percent (50%) of the fees paid to the Escrow Agent or (y) any of the fees paid to the Exchange Agent.

“Transfer Taxes” means any and all transfer, filing, recording, documentary, sales, use, stamp, registration, value added and other similar Taxes, duties, transfer costs, and fees (including any penalties and interest) incurred in connection with this Agreement or the consummation of the Transactions.

“Unvested In-the-Money Option” means any In-the-Money Option that is not a Vested In-the-Money Option.

“Vested Company Warrant” means each Company Warrant that is vested as of immediately prior to the Effective Time (but after giving effect to any acceleration of vesting of such Company Warrant triggered by the Transactions).

“Vested In-the-Money Option” means each In-the-Money Option that is vested, unexercised and outstanding as of immediately prior to the Effective Time (but after giving effect to any acceleration of vesting of such In-the-Money Option triggered by the Transactions). For purposes of clarification, for any outstanding grants of an In-the-Money Option that is partially vested, only the vested portion of such grants shall be considered a Vested In-the-Money Option, and the unvested portions of such grants shall be considered an Unvested In-the-Money Option.

“Voting Agreement” means the Amended and Restated Voting Agreement, dated January 26, 2017, by and among the Company, each the stockholders listed on Schedule A thereto and each of the investors listed on Schedule B thereto.

“Websites” means all Internet websites and applications (including mobile applications and desktop applications), including content, text, graphics, images, audio, video, data, databases, Software and related items included on or used in the operation of and maintenance thereof, and all documentation, ASP, HTML, DHTML, SHTML, and XML files, cgi and other scripts, archives, and server and traffic logs and all other tangible embodiments related to any of the foregoing.

“Working Capital Overage” shall exist when (and shall be equal to the amount by which) the Estimated Net Working Capital exceeds the Target Net Working Capital.

“Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Target Net Working Capital exceeds the Estimated Net Working Capital.

Section 1.2 Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
Acquisition Proposal	5.3
Agreement	Preamble
Assumed Restricted Common Stock	2.7(b)
Balance Sheet	3.6(b)
Balance Sheet Date	3.6(b)
Cancelled Shares	2.7(e)
Certificate of Merger	2.2(b)
Certificates	2.9(b)
Claim Notice	8.1(c)

Definition	Location
Closing	2.2(a)
Closing Cash	2.13(a)
Closing Date	2.2(a)
Closing Indebtedness	2.13(a)
Closing Net Working Capital	2.13(a)
Closing Transaction Expenses	2.13(a)
Company	Preamble
Company Registered IP	3.14(e)
Company Stock Plans	2.7(b)(i)
Company Tax Return	3.15(q)
Confidentiality Agreement	5.8(a)
Consideration Spreadsheet	2.11(a)
Continuing Employees	5.12
Cooley	10.20
Debt Payoff Letter	7.3(e)
DGCL	Recitals
Direct Claim	8.4(c)
Disclosure Schedules	Article III
Dissenting Shares	2.8
Effective Time	2.2(b)
Effective Time Holder Indemnified Parties	8.3
Employee Offer Letters	Recitals
ERISA	3.10(a)(i)
Escrow Cap	8.5(a)(i)
Estimated Cash	2.12
Estimated Indebtedness	2.12
Estimated Net Working Capital	2.12
Estimated Transaction Expenses	2.12
Exchange Agent	2.9(a)
Final Closing Statement	2.13(a)
Financial Statements	3.6(a)
Fundamental Representations	8.1(a)(i)
Holder Representative	2.15(a)
Holder Representative Amount	2.15(b)
Holder Representative Fund	2.15(b)
Indemnified Party	8.4(a)
Indemnifying Party	8.4(a)
Independent Accounting Firm	2.13(c)
Information Statement	5.4(a)
Infringement Claim	5.5(b)
Interim Financial Statements	3.6(a)
IP Assignment	5.5(b)
IRS	3.10(b)
IT	5.2(b)
Joinder Agreements	Recitals

Definition	Location
Key Employees	Recitals
Letter of Transmittal	2.9(b)
Losses	8.2
Majority Holders	2.15(c)
Material Contracts	3.17(a)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	3.10(c)
Multiple Employer Plan	3.10(c)
Net Adjustment Amount	2.13(f)(i)
Non-Competition Agreements	Recitals
Notice of Disagreement	2.13(b)
Offered Employees	5.12
Option Consideration	2.9(a)
Option Grant Date	3.4(e)
Parent	Preamble
Parent Indemnified Parties	8.2
Parent Plan	5.12
Parent Prepared Return	3.15(p)
Permits	3.8(b)
Permitted Encumbrances	3.12(a)
Personal Information	3.20(a)
Plans	3.10(a)(iv)
Pre-Closing Tax Refund	6.6
Preliminary Closing Balance Sheet	2.12
Preliminary Closing Statement	2.12
Privacy Laws	3.20(a)
Representative Losses	31
Requisite Effective Time Holders	5.4(b)
Retained Privilege	10.20
Snapshot Time	5.15
Stockholder Consent	Recitals
Surviving Corporation	2.1(a)
Tail Policy	5.14
Tax Claim	6.5
Termination Date	9.1(d)
Transaction Expenses Payoff Instructions	7.3(f)

ARTICLE II

THE MERGER

Section 2.1 The Merger.

(a) Upon the terms and subject to the conditions of this Agreement, and in reliance upon the representations, warranties, covenants and agreements contained herein, at the Effective Time and in accordance with the DGCL, Merger Sub shall be merged with and into the Company pursuant to which (a) the separate corporate existence of Merger Sub shall cease, (b) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Delaware as a wholly owned Subsidiary of Parent and (c) all of the properties, rights, privileges, powers and franchises of the Company will vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of the Company will become the debts, liabilities, obligations and duties of the Surviving Corporation.

(b) Notwithstanding the foregoing, nothing in this Agreement shall be construed to impose on Parent, the Company or their Affiliates any obligation to, and none of them shall have any obligation to, pay Taxes incurred by any Holder in respect of the Transactions.

Section 2.2 Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, CA 90071, at 10:00 a.m., Los Angeles time, on the second Business Day following, or at the discretion of Parent, the same Business Day as, the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), or at such other place or at such other time or on such other date as the parties mutually may agree in writing; provided, however, that if the Closing would otherwise occur during the third month of any fiscal quarter of Parent, then notwithstanding anything herein to the contrary, at Parent’s option, the Closing may be delayed until the first Business Day of Parent’s next fiscal quarter. The day on which the Closing takes place is referred to as the “Closing Date.”

(b) As soon as practicable on the Closing Date, the parties (other than the Holder Representative) shall cause a certificate of merger substantially in the form attached as Exhibit G hereto to be executed and filed with the Secretary of State of the State of Delaware (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as the parties shall agree and as shall be specified in the Certificate of Merger. The date and time when the Merger shall become effective is herein referred to as the “Effective Time.”

Section 2.3 Effects of the Merger. The Merger shall have the effects provided for in this Agreement and in the applicable provisions of the DGCL.

Section 2.4 Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to contain the provisions of the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of the Company shall be amended and restated in their entirety to contain the provisions of the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

Section 2.5 Directors; Officers. From and after the Effective Time, (a) the directors of Merger Sub serving immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (b) the officers of Merger Sub serving immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.6 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Merger, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name of and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 2.7 Conversion of Capital Stock; Treatment of Company Options and Company Warrants; Company Restricted Common Stock. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holder of any Shares, the following shall occur:

(a) Company Stock.

(i) Each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares) shall be converted into the right to receive the Series A Per Share Closing Consideration, subject to the terms and conditions specified herein and in the Escrow Agreement. A portion of the Series A Per Share Closing Consideration shall be deposited into each of the Adjustment Escrow Fund and the Indemnity Escrow Fund pursuant to Section 2.10(a).

(ii) Each share of Series A-1 Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares) shall be converted into the right to receive the Series A-1 Per Share Closing Consideration, subject to the terms and conditions specified herein and in the Escrow Agreement. A portion of the Series A-1 Per Share Closing Consideration shall be deposited into each of the Adjustment Escrow Fund, the Indemnity Escrow Fund and the Holder Representative Fund pursuant to Section 2.10(a).

(iii) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares and any shares of Company Restricted Common Stock) shall be converted into the right to receive the Common Per Share Closing Consideration, subject to the terms and conditions specified herein and in the Escrow Agreement. A portion of the Common Per Share Closing Consideration shall be deposited into each of the Adjustment Escrow Fund, the Indemnity Escrow Fund and the Holder Representative Fund pursuant to Section 2.10(a).

(b) Company Options; Company Restricted Common Stock.

(i) Vested In-the-Money Options. At the Effective Time, each then unexercised and outstanding Vested In-the-Money Option will, by virtue of the Merger, be immediately cancelled and extinguished and the holder thereof will, subject to the conditions set forth in this Section 2.7(b)(i) and throughout this Agreement, be entitled to receive the Option Closing Consideration for each share of Company Common Stock subject to a Vested In-the-Money Option. A portion of the Closing Consideration payable to holders of Vested In-the-Money Options shall be deposited into each of the Adjustment Escrow Fund, the Indemnity Escrow Fund and the Holder Representative Fund pursuant to Section 2.10(a). The payment of the foregoing amounts will be made at such time or times as corresponding payments are made the holders of Company Common Stock and shall be reduced by any applicable income or employment or other Tax withholding required under the Code or any provision of applicable state, local or foreign Law.

(ii) Unvested In-the-Money Options. Each outstanding Unvested In-the-Money Option granted to Continuing Employees under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company, including under the Company Incentive Plan (the “Company Stock Plans”), shall be deemed assumed by Parent at the Effective Time, and from and after the Effective Time, (i) each outstanding Unvested In-the-Money Option shall entitle the holder thereof to acquire the number of shares of Parent Common Stock (rounded down to the nearest whole number) determined by multiplying (A) the number of shares of Company Common Stock subject to such Unvested In-the-Money Option immediately prior to the Effective Time by (B) the Exchange Ratio; (ii) the exercise price per share of Parent Common Stock subject to such assumed Unvested In-the-Money Options at and after the Effective Time shall be an amount (rounded to the nearest cent) equal to (A) the exercise price per share of Company Common Stock subject to such Unvested In-the-Money Option prior to the Effective Time divided by (B) the Exchange Ratio; and (iii) from and after the Effective Time, Parent and its compensation committee shall be substituted for the Company and the compensation committee of the Company’s Board of Directors administering such Company Stock Plans. In addition, each Company Stock Plan shall be deemed assumed by Parent at the Effective Time. The assumption of Unvested In-the-Money Option shall be performed in a manner that complies with the requirements of Section 409A of the Code or, to the extent such Unvested In-the-Money Option is intended to qualify as an incentive stock option, Section 424(a) of the Code. As soon as practicable following Effective Time, but in no event later than 10 Business Days thereafter, all shares of Parent Common Stock issuable upon exercise of options assumed by Parent under this Section will be registered under the Form S-8 filed by the Parent with the SEC.

(iii) Other than as provided in Section 2.7(b)(ii) above, each assumed Unvested In-the-Money Option shall be subject to the same vesting schedule and other terms and conditions as in effect immediately prior to the Effective Time.

(iv) Company Restricted Common Stock. Immediately prior to the Effective Time, (A) each share of Company Restricted Common Stock that is not Assumed Restricted Common Stock shall be repurchased by the Company for an amount of cash equal to the purchase price (if any) for which the holder of such share of Company Restricted Common Stock initially purchased such share of Company Restricted Common Stock, and (B) each share of Company Restricted Common Stock set forth on Schedule 2.7(b)(iv)(B) shall be deemed assumed by Parent (the “Assumed Restricted Common Stock”) at the Effective Time, and from and after the Effective Time, each such share of Assumed Restricted Common Stock shall entitle the holder thereof to acquire the number of shares of Parent Common Stock (rounded down to the nearest whole number) determined by multiplying (A) the number of shares of such Company Restricted Common Stock as of immediately prior to the Effective Time by (B) the Exchange Ratio and from and after the Effective Time, Parent and its compensation committee shall be substituted for the Company and the compensation committee of the Company’s Board of Directors administering such Company Stock Plans under which the Assumed Restricted Common Stock was granted. As soon as practicable following Effective Time, but in no event later than 10 Business Days thereafter, all shares of Parent Common Stock issuable upon vesting of Assumed Restricted Common Stock under this Section will be registered under the Form S-8 filed by the Parent with the SEC. Other than as provided in this Section 2.7(b)(iv), each share of Assumed Restricted Common Stock shall be subject to the same vesting schedule and other terms and conditions as in effect immediately prior to the Effective Time.

(c) Company Warrants. Immediately prior to the Effective Time, each Vested Company Warrant will be exercised or deemed exercised pursuant to the terms thereof, and the Company shall issue in full the Shares issuable pursuant thereto. Such Shares shall be converted into the right to receive a portion of the Merger Consideration as provided in Section 2.7(a). At the Effective Time, to the extent not prohibited by applicable Law, each Company Warrant that is not so exercised or deemed exercised shall be cancelled without consideration and shall be of no further force and effect.

(d) Cancellation of Company Stock Held by Parent or Merger Sub. Each share of Company Stock that is owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(e) Cancellation of Company Stock Held in Treasury. Each share of Company Stock that is held in the treasury of the Company or owned by the Company or any of its Subsidiaries immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor (the shares of Company Stock described in Section 2.7(d) and this Section 2.7(e), “Cancelled Shares”).

(f) Merger Sub Stock. Each share of common stock, par value of $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.8 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, the shares of Company Stock (other than Cancelled Shares) outstanding immediately prior to the Effective Time and held by a Stockholder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares of Company Stock in accordance with Section 262 of the DGCL, if such Section provides for appraisal rights for such shares of Company Stock in the Merger (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration unless and until such Stockholder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the DGCL; provided, that if the sum of the amount of Closing Consideration that such holders of Dissenting Shares have the right to receive is less than $1,000,000, such Dissenting Shares shall be converted into the right to receive a portion of the Closing Consideration in accordance with the DGCL. If, after the Effective Time, any such Stockholder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such Stockholder is entitled pursuant to Section 2.7(a), without interest. The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal of shares of Company Stock, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to Stockholders’ rights to appraisal with respect to the Merger and (b) the opportunity to direct all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL; provided, however, that any settlement of any such negotiations or proceedings relating to appraisal rights shall be handled as settlement of a Third Party Claim pursuant to the procedures set forth in Section 8.4. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.9 Exchange and Payment.

(a) Promptly after the Effective Time, Parent shall deposit (or cause to be deposited) with American Stock Transfer & Trust Co, LLC , or such other bank or trust company mutually agreed to by Parent and the Company (the “Exchange Agent”), in trust for the benefit of the Effective Time Holders, cash representing the cash payable at Closing pursuant to Section 2.7(a) (other than cash payable in respect of Company Options (such cash “Option Consideration”). The Surviving Corporation shall serve as the paying agent for the Option Consideration that is payable in respect of Employee Options, and shall cause such portion of the Option Consideration to be paid through the payroll of the Surviving Corporation through a special payroll within five Business Days following the Closing Date.

(b) As promptly as reasonably practicable after the Effective Time (but in no event later than one (1) Business Day following the Closing Date), the Surviving Corporation shall, or shall cause the Exchange Agent to, mail or deliver to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (“Certificates”) and whose Shares were converted into the right to receive the consideration described in Section 2.7(a), (i) a letter of transmittal in the form attached as Exhibit H hereto (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration. Only after surrender of a Certificate to the Exchange Agent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange therefor an amount in cash to which such Stockholder shall have become entitled pursuant to the provisions of Section 2.7(a), and the Certificate(s) so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.9, each Certificate (other than Certificates representing Cancelled Shares or Dissenting Shares) shall be deemed, at any time after the Effective Time, to represent only the right to receive the portion of the Merger Consideration payable in respect of the Shares represented thereby, in cash, without interest. Notwithstanding the foregoing, if a Stockholder has delivered to the Exchange Agent at least two Business Days prior to the Closing Date a duly executed Letter of Transmittal and the Certificate(s) relating thereto, Parent shall cause such Stockholder’s Letter of Transmittal and Certificate(s) to be processed such that such Stockholder will be paid the payments provided in this Article II with respect to such Certificate(s) on the Closing Date.

(c) If payment in respect of the Shares represented by any Certificate is to be made to a Person other than the Person in whose name such Certificate is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, that the signatures on such

Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or shall have established to the satisfaction of Parent that such Tax is not applicable.

(d) The Merger Consideration issued and paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of any shares of capital stock of the Company thereafter on the records of the Company. If, after the Effective Time, a Certificate (other than one representing Cancelled Shares or Dissenting Shares) is presented to the Surviving Corporation or the Exchange Agent for transfer, such Certificate shall be cancelled and exchanged as provided in this Article II.

(e) Any funds (including any interest or other income received with respect thereto) that remain undistributed to the holders of Certificates twelve months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any remaining holders of Certificates shall thereafter look only to the Surviving Corporation, as general creditors thereof, for payment of the Merger Consideration (subject to abandoned property, escheat or other similar laws); provided, that any such portion of the Merger Consideration payable from the Adjustment Escrow Fund, the Indemnity Escrow Fund or the Holder Representative Fund shall be held and distributed to the Person(s) entitled thereto in accordance with the terms of this Agreement and the Escrow Agreement, as applicable, at the respective times and subject to the contingencies specified herein or therein.

(f) To the fullest extent permitted by applicable Law, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of any portion of the Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) In the event any Certificates shall have been lost, stolen or destroyed, Parent shall, or shall cause the Exchange Agent to deliver, in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such consideration, if any, as may be required pursuant to this Article II in respect thereof; provided, however, that Parent may, in its discretion, or as required by the Exchange Agent, and as a condition precedent to the issuance thereof, require the Stockholder who is the owner of such lost, stolen or destroyed Certificate to deliver an indemnification agreement (but, for the avoidance of doubt, not a bond) against Parent, the Surviving Corporation, Merger Sub or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.10 Escrow and Other Closing Payments.

(a) As part of the Merger Consideration, promptly after the Effective Time, Parent shall pay or deposit, or cause to be paid or deposited:

(i) with the Escrow Agent for deposit into the Adjustment Escrow Fund, the Adjustment Escrow Amount, and each Effective Time Holder shall be deemed to have contributed from the cash payable to all Effective Time Holders a portion of the Adjustment Escrow Amount equal to the product of (A) such Effective Time Holder’s Pro Rata Percentage, multiplied by (B) the Adjustment Escrow Amount;

(ii) with the Escrow Agent for deposit into the Indemnity Escrow Fund, the Indemnity Escrow Amount, and each Effective Time Holder shall be deemed to have contributed from the cash payable to all Effective Time Holders a portion of the Indemnity Escrow Amount equal to the product of (A) such Effective Time Holder’s Pro Rata Percentage, multiplied by (B) the Indemnity Escrow Amount;

(iii) with the Holder Representative for deposit into the Holder Representative Fund, the Holder Representative Amount; and each Effective Time Holder shall be deemed to have contributed from the cash payable to all Effective Time Holders a portion of the Holder Representative Amount equal to the product of (A) such Effective Time Holder’s Pro Rata Percentage, multiplied by (B) the Holder Representative Amount;

(iv) on behalf of the Company the amount payable to each counterparty or holder of Funded Indebtedness in order to fully discharge such Funded Indebtedness and terminate all applicable obligations and liabilities of the Company and any of its Affiliates related thereto, as specified in the Debt Payoff Letters and in accordance with this Agreement; and

(v) on behalf of the Company, the amount payable to each Person who is owed a portion of the Estimated Transaction Expenses as specified in the Transaction Expenses Payoff Instructions and in accordance with this Agreement.

(b) All cash payments hereunder shall be made by wire transfer of immediately available funds in United States dollars to such account as may be designated to the payor by the payee at least two Business Days prior to the applicable payment date.

Section 2.11 Consideration Spreadsheet.

(a) The Preliminary Consideration Spreadsheet sets forth a summary of the allocation (prepared in good faith and reasonably estimated as of the date hereof) of the amounts payable to the Effective Time Holders pursuant to this Agreement. As contemplated by Section 7.3(i), the Company shall prepare and deliver to Parent a spreadsheet (the “Consideration Spreadsheet”), certified by the Chief Executive Officer and Chief Financial Officer of the Company, setting forth for each Holder:

(i) the name and address (including email address) of such Holder;

(ii) the number and type of shares of Company Stock that will be held by such Holder as of immediately prior to the Effective Time (including after giving effect to the exercise or deemed exercise of any Vested Company Warrants, and identifying any such Shares) and, in the case of shares of Series A Preferred Stock and Series A-1 Preferred Stock, the number of shares of Company Common Stock issuable to such Holder upon conversion thereof pursuant to the Company Charter;

(iii) (A) the number and type of Company Options held by such Holder, (B) the exercise price with respect to each such Company Option, (C) the vested and exercisable portion of any such Company Option, (D) the vesting schedule with respect to such Company Option and (E) whether the Transaction triggers any acceleration (and if so, the portion of the Company Option that will be accelerated);

(iv) the amount of cash payable to such Holder pursuant to Section 2.7 as Closing Consideration for such Holder’s Company Stock or Vested In-the-Money Options;

(v) the number of Unvested In-the-Money Options held by such Holder that are deemed assumed by Parent pursuant to Section 2.7(b)(ii), including the number of shares of Company Common Stock that are subject to vesting, and the exercise price per share of the Company Common Stock subject to such assumed Company Options;

(vi) the amount of cash to be deposited in respect of such Holder into (A) the Adjustment Escrow Fund, (B) the Indemnity Escrow Fund and (C) the Holder Representative Fund; and

(vii) such Effective Time Holder’s Pro Rata Percentage.

(b) The parties acknowledge and agree that any discrepancy between the Merger Consideration payable pursuant to Section 2.7 and the Consideration Spreadsheet, the provisions of Section 2.7 shall prevail; provided, however, that this Section 2.11(b) shall have no impact in respect of the indemnification for any inaccuracies in or omissions from the Consideration Spreadsheet pursuant to Section 8.2(d).

Section 2.12 Closing Estimates. At least two Business Days prior to the anticipated Closing Date, the Company shall prepare, or cause to be prepared, and deliver to Parent a written statement (the “Preliminary Closing Statement”) that shall include and set forth (i) a consolidated balance sheet of the Company and its Subsidiaries as of the Closing Date (the “Preliminary Closing Balance Sheet”), (ii) a good-faith estimate of (A) Net Working Capital based on the Preliminary Closing Balance Sheet (the “Estimated Net Working Capital”), (B) Indebtedness (the “Estimated Indebtedness”), (C) Cash (the “Estimated Cash”) and (D) all Transaction Expenses that are accrued or due and remain unpaid (the “Estimated Transaction Expenses”) (with each of Estimated Net Working Capital, Estimated Indebtedness, Estimated Cash and Estimated Transaction Expenses determined as of the Closing Date and, except for Estimated Transaction Expenses, without giving effect to the transactions contemplated herein) and (iii) on the basis of the foregoing, a calculation of the Closing Consideration. Estimated Net Working Capital, Estimated Indebtedness and Estimated Cash shall be calculated in accordance with GAAP applied on a basis consistent with the preparation of the Balance Sheet (provided that in the event of a conflict between GAAP and consistent application thereof, GAAP shall prevail). All calculations of Estimated Net Working Capital, Estimated Indebtedness, Estimated Cash and Estimated Transaction Expenses shall be accompanied by a certificate of the Company’s Chief Financial Officer certifying that such estimates have been calculated in good faith in accordance with this Agreement. All such estimates shall be subject to Parent’s review and approval, which shall not be unreasonably withheld, and shall control solely for purposes of determining the amounts payable at the Closing pursuant to Section 2.7 and shall not limit or otherwise affect Parent’s remedies under this Agreement or otherwise, or constitute an acknowledgement by Parent of the accuracy of the amounts reflected therein.

Section 2.13 Post-Closing Adjustment of Merger Consideration.

(a) Within 90 days after the Closing Date, the Surviving Corporation shall prepare and deliver to the Holder Representative (on behalf of the Effective Time Holders) a written statement (the “Final Closing Statement”) that shall include and set forth (i) a consolidated balance sheet of the Company and its Subsidiaries, dated as of the Closing Date and (ii) a calculation of the actual (A) Net Working Capital (the “Closing Net Working Capital”), (B) Indebtedness (the “Closing Indebtedness”), (C) Cash (the “Closing Cash”) and (D) Transaction Expenses (the “Closing Transaction Expenses”) (with each of Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses determined as of the Closing Date and, except for Closing Transaction Expenses, without giving effect to the transactions contemplated herein). Closing Net Working Capital, Closing Indebtedness and Closing Cash shall be calculated in accordance with GAAP applied on a basis consistent with the preparation of the Balance Sheet. The Preliminary Closing Statement shall become final and binding at 11:59 p.m. PT on the 90th day after the Closing Date, unless Parent shall have delivered a Final Closing Statement within such period.

(b) The Final Closing Statement shall become final and binding on the 30th day following receipt thereof, unless prior to the end of such period, the Holder Representative delivers to Parent written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any dispute as to the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses, as set forth in the Final Closing Statement. The Holder Representative shall be deemed to have agreed with all items and amounts of Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 2.13(c). Any Notice of Disagreement may reference only disagreements based on mathematical errors or based on the assertion that amounts of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses as reflected on the Final Closing Statement were not calculated in accordance with this Section 2.13 and the applicable definitions set forth in this Agreement.

(c) During the 15-day period following delivery of a Notice of Disagreement by the Holder Representative to Parent, the parties in good faith shall seek to resolve in writing any differences that they may have with respect to the computation of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses as specified therein. Any disputed items resolved in writing between the Holder Representative and Parent within such 15-day period shall be final and binding with respect to such items, and if the Holder Representative and Parent agree in writing on the resolution of each disputed item specified by the Holder Representative in the Notice of Disagreement and the amount of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses, the amounts so determined shall be final and binding on the parties for all purposes hereunder and shall not be subject to appeal or further review. If the Holder Representative and Parent have not resolved all such differences by the end of such 15-day period, the Holder Representative and Parent shall submit, in writing, to an independent public accounting firm (the “Independent Accounting Firm”), their briefs detailing their views as to the correct nature and amount of each item remaining in dispute and the amounts of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses, and the Independent Accounting Firm shall make a written determination as to each such disputed item and the amount of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses, which determination, absent manifest error, shall be final and binding on the parties for all purposes hereunder. The Independent Accounting Firm shall consider only those items and amounts in the Holder Representative’s and Parent’s respective calculations of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses that are identified as being items and amounts to which the Holder Representative and Parent have been unable to agree. In resolving any disputed item, the Independent Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Independent Accounting Firm shall be Deloitte LLP or, if such firm is unable or unwilling to act, such other independent public accounting firm as shall be agreed in writing by the Holder Representative and Parent. The Holder Representative and Parent shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to it as promptly as practicable, and in any event within 30 days following the submission thereof. Judgment may be entered upon the written determination of the Independent Accounting Firm in accordance with Section 10.10. In acting under this Agreement, the Independent Accounting Firm will be entitled to the privileges and immunities of an arbitrator.

(d) The costs of any dispute resolution pursuant to Section 2.13(c), including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by the Holder Representative (on behalf of the Effective Time Holders) and Parent in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The fees and disbursements of the Representatives of each party incurred in connection with the preparation or review of the Final Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.

(e) The Company shall, during the period prior to the Closing Date, and Parent, during the period from and after the date of delivery of the Final Closing Statement through the resolution of any adjustment to the Closing Consideration contemplated by this Section 2.13 shall cause the Surviving Corporation to, afford Parent or the Holder Representative, as the case may be, and their respective Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, books and records of the Company or the Surviving Corporation, as the case may be, and its Subsidiaries and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this Section 2.13. Each party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations of the Net Working Capital, Cash and Indebtedness as specified in this Section 2.13; provided that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ disclosure procedures and then only after the non-client party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants.

(f) The Closing Consideration shall be adjusted, upwards or downwards, as follows:

(i) For the purposes of this Agreement, the “Net Adjustment Amount” means an amount, which may be positive or negative, equal to:

(A) the Closing Net Working Capital as finally determined pursuant to this Section 2.13 minus the Estimated Net Working Capital, plus (B) the Estimated Indebtedness minus the Closing Indebtedness as finally determined pursuant to this Section 2.13, plus (C) the Closing Cash as finally determined pursuant to this Section 2.13 minus the Estimated Cash plus (D) the Estimated Transaction Expenses minus the Closing Transaction Expenses as finally determined pursuant to this Section 2.13.

(ii) If the Net Adjustment Amount is positive, the Closing Consideration shall be adjusted upwards in an amount equal to the Net Adjustment Amount. In such event, (A) the Holder Representative shall deliver written notice to the Escrow Agent and Parent specifying the Net Adjustment Amount, (B) Parent shall pay the Net Adjustment Amount in cash to the Exchange Agent (in respect of the portion payable in respect of the Shares, other than Dissenting Shares, and the Non-Employee Options) and the Surviving Corporation (in respect of the portion payable in respect of Employee Options) for delivery to the Effective Time Holders (other than holders of any Dissenting Shares) in accordance with their respective Pro Rata Percentages and (C) the Escrow Agent shall deliver any funds remaining in the Adjustment Escrow Fund to the Exchange

Agent (in respect of the portion payable in respect of the Shares, other than Dissenting Shares, and the Non-Employee Options) and the Surviving Corporation (in respect of the portion payable in respect of Employee Options) for delivery to the Effective Time Holders (other than holders of any Dissenting Shares) in accordance with their respective Pro Rata Percentages .

(iii) If the Net Adjustment Amount is negative (in which case the “Net Adjustment Amount for purposes of this clause (iii) shall be deemed to be equal to the absolute value of such amount), the Closing Consideration shall be adjusted downwards in an amount equal to the Net Adjustment Amount. In such event, Parent and the Holder Representative shall deliver joint written notice to the Escrow Agent specifying the Net Adjustment Amount, and the Escrow Agent shall pay the Net Adjustment Amount out of the Adjustment Escrow Fund to Parent in cash in accordance with the terms of the Escrow Agreement. If the Adjustment Escrow Fund is insufficient to cover the entire amount payable to Parent pursuant hereto, the deficiency shall be recovered from the Indemnity Escrow Fund and neither the Holder Representative nor any Effective Time Holder shall be entitled to object to such claim against the Indemnity Escrow Fund; provided, that the Effective Time Holders shall, severally but not jointly, remain liable in the event amounts in the Indemnity Escrow Fund are insufficient to cover the amount of such deficiency. In the event the Net Adjustment Amount is negative and the amount of funds in the Adjustment Escrow Fund exceeds the Net Adjustment Amount, then the Escrow Agent, after paying the Net Adjustment Amount to Parent as provided herein, shall pay the remaining funds (and any interest paid thereon) in the Adjustment Escrow Fund to the Exchange Agent (in respect of the portion payable in respect of the Shares, other than Dissenting Shares, and the Non-Employee Options) and the Surviving Corporation (in respect of the portion payable in respect of Employee Options) for delivery to the Effective Time Holders (other than holders of any Dissenting Shares) in accordance with their respective Pro Rata Percentages.

Section 2.14 Withholding Rights. Each of Parent, the Escrow Agent, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration otherwise payable to any Person pursuant to this Agreement such amounts as it determines it is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of applicable Tax Law. Such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect to which such deduction and withholding was made. Parent shall cause any such amounts deducted by Parent and the Surviving Corporation to be paid over to the applicable taxing authority in accordance with applicable Law.

Section 2.15 Holder Representative.

(a) By the approval of this Agreement pursuant to the DGCL and the Joinder Agreements (including the Stockholder Consent, applicable), the Effective Time Holders irrevocably appoint and constitute Shareholder Representative Services LLC as agent, proxy and attorney-in-fact, with full power of substitution, to act on behalf of the Effective Time Holders for certain purposes, as specified herein (the “Holder Representative”), including the full power and authority to act on the Effective Time

Holders’ behalf as provided in Section 2.15(b). The Effective Time Holders, by approving this Agreement, further agree that such agency, proxy and attorney-in-fact are coupled with an interest, are therefore irrevocable without the consent of the Holder Representative, and shall be binding upon the successors, heirs, executors, administers and legal representatives of each Effective Time Holder and shall not be affected by, and shall survive, the death, incapacity, bankruptcy, dissolution or liquidation of any Effective Time Holder. After the Closing, all decisions, actions (or failures to act within a designated period of time), consents and instructions by, or notices and communication given or received by, the Holder Representative that are within the scope of the Holder Representative’s authority under this Section 2.15, shall be binding upon all of the Effective Time Holders, shall constitute a decision, action (or failure to act within a designated period of time), consent or instruction by, or notice or communication given or received by, all of the Effective Time Holders, and no Effective Time Holder shall have the right to object to, dissent from, protest or otherwise contest any such decision, action (or failure to act within a designated period of time), consent, instruction, notice or communication. Parent and Merger Sub shall be entitled to rely on any decision, action (or failure to act within a designated period of time), consent or instruction of, or notice or communication given or received by, the Holder Representative as being the decision, action (or failure to act within a designated period of time), consent or instruction of, or notice or communication given or received by, the Effective Time Holders, and Parent and Merger Sub are hereby relieved from any liability to any Person for acts done by them in accordance with any such decision, act (or failure to act within a designated period of time), consent, instruction, notice or communication.

(b) The Company will, at least two (2) days prior to the Closing Date, direct, by written notice to Parent, that on the Closing Date, a portion of the Closing Consideration otherwise payable to the Effective Time Holders, in an amount equal to $100,000 (the “Holder Representative Amount”), shall be withheld and paid directly by Parent to the Holder Representative as designated in such notice, as a fund for the expenses of the Holder Representative incurred in connection with this Agreement and any agreements ancillary hereto (the “Holder Representative Fund”), with any balance of the Holder Representative Fund not used for such purposes to be paid by the Holder Representative to the Exchange Agent and the Surviving Corporation, as applicable, for further distribution to the Effective Time Holders in accordance with their respective Pro Rata Percentages as soon as practicable following the completion of the Holder Representative’s responsibilities. The Effective Time Holders will not receive any interest or earnings on the Holder Representative Fund and irrevocably transfer and assign to the Holder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Holder Representative will not be liable for any loss of principal of the Holder Representative Fund other than as a result of its gross negligence or willful misconduct. The Holder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy.

(c) The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement and any agreements ancillary hereto. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to (i) consummate the Transactions; (ii) negotiate disputes arising under, or relating to, this Agreement and the Ancillary Agreements (including pursuant to Article VIII hereof); (iii) following the Closing Date, to execute and deliver any amendment or waiver to this Agreement and the Ancillary Agreements (without the prior approval of the Effective Time Holders); and (iv) to take all other actions to be taken by or on behalf of the Effective Time Holders in connection with this Agreement (including pursuant to Article VIII hereof) and the Ancillary Agreements. The Holder Representative shall have no duties or obligations hereunder, including any fiduciary duties, except those set forth herein, and such duties and obligations shall be determined solely by the express provisions of this Agreement.

(d) The Holder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of Stockholders holding a majority of the Shares as of the Effective Time (the “Majority Holders”), with the prior consent of Parent, not to be unreasonably withheld, conditioned or delayed. In the event of the death, incapacity, resignation or removal of the Holder Representative, a new Holder Representative shall be appointed by the vote or written consent of the Majority Holders, with the prior consent of Parent, not to be unreasonably withheld, conditioned or delayed. Notice of such vote or a copy of the written consent appointing such new Holder Representative shall be sent to Parent and, after the Effective Time, to the Surviving Corporation, such appointment to be effective upon the later of the date indicated in such consent or the date such consent is received by Parent and, after the Effective Time, the Surviving Corporation; provided, that until such notice is received, Parent, Merger Sub and the Surviving Corporation, as applicable, shall be entitled to rely on the decisions, actions, consents and instructions of the prior Holder Representative as described in Section 2.15(a).

(e) The Holder Representative will incur no liability of any kind with respect to any action or omission by the Holder Representative in connection with the Holder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Holder Representative’s gross negligence or willful misconduct. The Holder Representative shall not be liable for any action or omission pursuant to the advice of counsel. Each Effective Time Holder, shall indemnify, defend and hold harmless the Holder Representative and its partners, managers, officers, agents and other representatives from and against any and all losses, liabilities, damages, claims, penalties, forfeitures, actions, fees, costs, expenses (including reasonable attorneys’ fees, fees of experts and their staffs and all expense of document location, duplication and shipment), judgments, fines and amounts (collectively, “Representative Losses”) arising out of or in connection with the Holder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Holder Representative, the Holder Representative will reimburse the Effective Time Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Holder Representative by the

Effective Time Holders, any such Representative Losses may be recovered by the Holder Representative from (i) the funds in the Holder Representative Fund, and (ii) the amounts in the Indemnity Escrow Fund and Adjustment Escrow Fund at such time as remaining amounts would otherwise be distributable to the Effective Time Holders; provided, that while this section allows the Holder Representative to be paid from the aforementioned sources of funds, this does not relieve the Effective Time Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Holder Representative from seeking any remedies available to it at law or otherwise. In no event will the Holder Representative be required to advance its own funds on behalf of the Effective Time Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the Effective Time Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Holder Representative under this Section 2.15(e). The foregoing indemnities will survive the Closing, the resignation or removal of the Holder Representative or the termination of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Qualification.

(a) The Company is (i) duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate or equivalent organizational power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted and (ii) duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, with respect to clause (ii), for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has Made Available to Parent a complete and correct copy of the Governing Documents and the certificate of incorporation and bylaws or equivalent organizational documents, each as amended to date, of each Subsidiary of the Company. The Governing Documents and the certificates of incorporation, bylaws or equivalent organizational documents of each Subsidiary of the Company are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its respective certificate of incorporation, bylaws or equivalent organizational documents. The transfer books and minute books of each of the Company and its Subsidiaries that have been Made Available are true and complete in all material respects.

(c) Schedule 3.1(c) of the Disclosure Schedules sets forth (i) each trade name or assumed business name that the Company has used or continues to use and, (ii) for each such trade name or assumed business name, the period and purpose of such use.

(d) The Company does not have, and since its inception has not had, any Subsidiaries.

Section 3.2 Authority.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party and, subject to approval and adoption of this Agreement and the Ancillary Agreements by the Stockholders in accordance with the Company Charter, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be party and the consummation by the Company of the Transactions have been duly and validly authorized by the Board of Directors of the Company and, upon execution of the Stockholder Consent, will have been duly and validly authorized by the Stockholders. No other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement or any Ancillary Agreement or to consummate the Transactions. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Company will be a party will have been, duly executed and delivered by the Company and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution, each of the Ancillary Agreements to which the Company will be a party will constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

(b) The Board of Directors of the Company has, at a meeting duly called and held on or prior to the date hereof, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other Transactions are advisable and on terms that are fair to, and in the best interests of, the Company and the Stockholders, (ii) approving and declaring advisable this Agreement and the Transactions, including the Merger and the appointment of the Holder Representative, and authorizing persons to execute and deliver this Agreement and the Ancillary Agreements to which the Company will be a party, (iii) directing that this Agreement be submitted to the Stockholders for adoption and approval and (iv) resolving to recommend that the Stockholders vote in favor of the adoption and approval of this Agreement and the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) Upon its execution and delivery by the Stockholders, the Stockholder Consent will have been validly obtained under the DGCL and the Governing Documents and will be in full force and effect.

Section 3.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be a party, and the consummation of the Transactions, do not and will not:

(i) conflict with or violate the Governing Documents, or the certificate of incorporation, bylaws or equivalent organizational documents of any Subsidiary of the Company;

(ii) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected; or

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of the Company or any of its Subsidiaries under, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any property, asset or right of the Company or any of its Subsidiaries pursuant to, any Contract or other obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties, assets or rights are bound or affected, except for any such breach, default, failure to obtain consent, etc. that, individually or in the aggregate, would not reasonably be expected to be material.

(b) Neither the Company, nor any of its Subsidiaries, nor any Holder is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be a party or the consummation of the Transactions or in order to prevent the termination of any right, privilege, license or qualification of the Company or any of its Subsidiaries, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (ii) such filings as may be required by any applicable federal or state securities or “blue sky” laws.

Section 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 28,000,000 shares of Company Common Stock, of which 9,237,570 shares are issued and outstanding; (ii) 6,423,173 shares of Series A Preferred Stock, of which 6,423,173 shares are issued and outstanding; and (iii) 5,133,587 shares of Series A-1 Preferred Stock, of which 4,721,116 shares are issued and outstanding. Schedule 3.4(a)(i) of the Disclosure Schedules sets forth a complete and accurate list of all record and beneficial holders of the issued and outstanding capital stock of the Company, indicating the respective number and type of Shares held and the cost basis for such Shares. Schedule 3.4(a)(ii) of the Disclosure Schedules sets forth, for each Subsidiary of the Company, the amount of its authorized capital stock or other equity or ownership interests, the amount of its outstanding capital stock or other equity or ownership interests and the record and beneficial holders of its outstanding capital stock or other equity or ownership interests.

(b) Schedule 3.4(b) of the Disclosure Schedules sets forth the names and addresses of record of all Persons holding any Company Options or Company Warrants, together with the number of Company Options or Company Warrants thus held, the number and type of Shares under such Company Options or Company Warrants, the type of Company Option (i.e., incentive stock option or non-statutory stock option), an indication of whether the Person holding a Company Option or Company Warrant is a current employee, director, or consultant of the Company, and the relevant exercise price(s), vesting date(s) and number of Company Options or Company Warrants vesting on each such date, and expiration date(s) thereof. Copies of all agreements or other documents evidencing the Company Options and Company Warrants have been Made Available to Parent. All outstanding Company Options have been granted under or are subject in their entirety to the Company Incentive Plan.

(c) Except as set forth in Schedule 3.4(a)(i), Schedule 3.4(a)(ii) or Schedule 3.4(b) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries has issued or agreed to issue any: (a) share of capital stock or other equity or ownership interest; (b) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of shares of capital stock or other equity or ownership interests; (c) stock appreciation right, phantom stock, interest in the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based award or right; or (d) bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote. Each outstanding share of capital stock or other equity or ownership interest of the Company and each of its Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and in the case of its Subsidiaries, each such share or other equity or ownership interest is owned by the Company or another Subsidiary, free and clear of any Encumbrance (other than Permitted Encumbrances). All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by the Company or a Subsidiary in compliance with all applicable securities Laws. Except as set forth in Schedule 3.4(a)(i), Schedule 3.4(a)(ii) or Schedule 3.4(b) of the Disclosure Schedules and except for rights granted to Parent and Merger Sub under this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries, in each case, to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of the Company or any of its Subsidiaries. No shares of capital stock or other equity or ownership interests of the Company or any of its Subsidiaries have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the Governing Documents, the certificate of incorporation or bylaws or equivalent organizational documents of any Subsidiary of the Company, or any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound.

(d) Except as set forth on Schedule 3.4(d) of the Disclosure Schedules, no holder of any Company Option or Company Warrant is entitled to any acceleration or additional rights with respect to such Company Option or Company Warrant in connection with the Transactions. All outstanding Company Options and Company Warrants are evidenced by individual written option or warrant agreements, as applicable, copies of which have been Made Available to Parent. Schedule 3.4(d) of the Disclosure Schedule sets forth (i) the name of each holder of unvested Company Options and unvested Company Warrants that will be entitled to any acceleration of the vesting of such unvested Company Options or Company Warrants as a result of the Transactions (alone or in combination with any other event), (ii) with respect to each such holder, the number and class of Shares subject to such unvested Company Options and Company Warrants and (iii) with respect to each such holder, the Contracts pursuant to which such holder is entitled to such acceleration.

(e) Except as set forth on Schedule 3.4(e) of the Disclosure Schedule, (i) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Option Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a committee thereof) and any required shareholder approval by the necessary number of votes or by written resolution, and the option agreement governing such grant was duly executed and delivered by each party thereto, (ii) each such grant was made in accordance with the terms of the Company Incentive Plan and all other applicable Laws, and (iii) the per share exercise price of each Company Option was equal to or greater than the fair market value of the underlying Company Shares on the applicable Option Grant Date.

Section 3.5 Equity Interests. Except for the Subsidiaries listed in Schedule 3.4(a)(ii) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries (i) directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or (ii) is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any liability or obligation of, any Person.

Section 3.6 Financial Statements; No Undisclosed Liabilities.

(a) True and complete copies of (i) the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2015, and the related consolidated audited statements of income, retained earnings, stockholders’ equity and cash flows of the Company and its Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Financial Statements”), (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2016, and the related consolidated statements of income, retained earnings, stockholders’ equity and cash flows of the Company and its Subsidiaries, together with all related notes and schedules thereto, and (iii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2017, and the related consolidated statements of income, retained earnings, stockholders’ equity and cash flows of the Company and its Subsidiaries, together with all related notes and schedules thereto (collectively, the financial statements described in clauses (i) and (ii) are referred to as the “Interim Financial Statements”), are attached hereto as Schedule 3.6(a) of the Disclosure Schedules. Each of the Financial Statements and the Interim Financial Statements (A) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company and its Subsidiaries; (B) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except (1) with respect to the Financial Statements, as may be indicated in the notes thereto and (2) with respect to the Interim Financial Statements, for the absence of footnote disclosures and changes resulting from normal year-end adjustments); and (C) fairly present the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material.

(b) Except as and to the extent adequately accrued or reserved against in the unaudited consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2017 (such balance sheet, together with any related notes and schedules thereto, the “Balance Sheet” and such date, the “Balance Sheet Date”), neither the Company nor any of its Subsidiaries has any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, except for (i) liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, that are not, individually or in the aggregate, material to the Company or any of its Subsidiaries, (ii) liabilities and obligations of a type or nature not required to be reflected in the “liabilities” column of a balance sheet prepared in accordance with GAAP and (iii) other liabilities expressly disclosed in the Disclosure Schedule.

(c) The books of account and financial records of the Company and its Subsidiaries are true and correct, represent actual, bona fide transactions, have been prepared and are maintained in accordance with sound business practices, including the maintenance of adequate internal accounting controls, and have been prepared and are maintained in accordance with GAAP.

(d) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the Company’s obligations are satisfied in a timely manner. Except as otherwise disclosed in the Financial Statements or as required by GAAP, since its inception, the Company has not made any material change in any method of accounting, accounting practice or policy or any internal control over financial reporting.

(e) There has been no incidence of fraud since inception of the Company that involves any current or former directors, officers or employees of the Company or any of its Subsidiaries.

(f) Schedule 3.6(e) of the Disclosure Schedules lists all Indebtedness owed to the Company or any of its Subsidiaries by any employee of the Company or any of its Subsidiaries or any Holder or Related Party of an employee or Holder.

Section 3.7 Absence of Certain Changes or Events. Since the Balance Sheet Date: (a) the Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; (c) neither the Company nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without Parent’s written consent, would constitute a breach of any of the covenants set forth in Section 5.1.

Section 3.8 Compliance with Law; Permits.

(a) Each of the Company and its Subsidiaries is and has been in compliance in all material respects with all Laws applicable to its business, operations, properties or assets, including Laws relating to anti-money laundering, economic sanctions and terrorist financing, the monitoring and reporting of suspicious activity. Since its inception, neither the Company, nor any of its Subsidiaries has received, nor, to the Company’s knowledge, is there any basis for, any notice, order, complaint or other communication from any Governmental Authority or any other Person that the Company or any of its Subsidiaries is not in material compliance with any Law applicable to their businesses, operations or assets. To the Company’s knowledge, there have been no intentional violations of Law or Company policy on the part of the employees of the Company or its Subsidiaries in the course of their activities as employees of the Company or its Subsidiaries.

(b) Schedule 3.8 of the Disclosure Schedules sets forth a true and complete list of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate its properties and to carry on its business in all material respects as currently conducted (the “Permits”). Each of the Company and its Subsidiaries is in possession of all Permits, all of which are valid and in effect, except where any failure to have such Permits would not, individually or in the aggregate, be material to the Company or such Subsidiary. Each of the Company and its Subsidiaries is and has been in compliance in all material respects with all such Permits. No suspension, cancellation, modification, revocation or nonrenewal of any Permit is pending or, to the knowledge of the Company, threatened. The Surviving Corporation and its Subsidiaries will continue to have the use and benefit of all Permits following consummation of the Transactions. No Permit is held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of the Company or any of its Subsidiaries.

Section 3.9 Litigation. Except as set forth on Schedule 3.9 of the Disclosure Schedules, there is no Action pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, or any of the directors, officers or employees of the Company or any of its Subsidiaries in regards to their actions as such, nor, to the Company’s knowledge, is there any basis for any such Action. There is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Transactions. There is no outstanding order, writ, judgment, injunction, decree, determination or award of, or pending or, to the knowledge of the Company, threatened investigation by, any Governmental Authority relating to the Company, any of its Subsidiaries, any of their respective properties or assets, any of their respective officers or directors, or the Transactions. There is no Action by the Company or any of its Subsidiaries pending, or which the Company or any of its Subsidiaries has commenced preparations to initiate, against any other Person.

Section 3.10 Employee Benefit Plans.

(a) Schedule 3.10(a) of the Disclosure Schedules sets forth a true and complete list of:

(i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which the Company or any of its Subsidiaries is a party, with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any obligation or liability, contingent or otherwise, which are maintained, contributed to or sponsored for the benefit of any current or former employee, officer, consultant or director of the Company or any of its Subsidiaries;

(ii) each employee benefit plan for which the Company or any of its Subsidiaries could reasonably be expected to incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated;

(iii) any plan in respect of which the Company or any of its Subsidiaries could reasonably be expected to incur liability under Section 4212(c) of ERISA; and

(iv) any Contracts between the Company or any of its Subsidiaries and any employee, officer, consultant or director of the Company or any of its Subsidiaries, including any Contracts relating in any way to a sale of the Company or any of its Subsidiaries (collectively, the “Plans”).

(b) Each Plan referred to in Section 3.10(a) is in writing. The Company has Made Available to Parent a true and complete copy of each Plan and has Made Available to Parent a true and complete copy of each material document, if any, prepared in connection with each Plan, including (as applicable) (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the two most recently filed Internal Revenue Service (“IRS”) Form 5500, (iv) the most recently received IRS determination or opinion letter and the application materials submitted in connection with such determination letter and (v) the most recently prepared actuarial report and financial statement. Neither the Company nor any of its Subsidiaries has any express commitment (A) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, other than the Plans (B) to enter into any Contract to provide compensation or benefits to any individual or (C) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by the terms of a Plan, ERISA or the Code or other applicable Law.

(c) None of the Plans referred to in Section 3.10(a) is (i) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”), (ii) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company would reasonably be expected to incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”) or (iii) a plan otherwise subject to Title IV of ERISA. Neither the Company or any Subsidiary has ever sponsored, maintained, contributed to or been obligated to contribute to or incurred any liability (contingent or otherwise and including by virtue of being an ERISA Affiliate with any Person) with respect to any “pension plan” subject to Section 412 of the Code or Title IV of ERISA or any Multiemployer Plan.

(d) Except as provided for on Schedule 3.10(d) of the Disclosure Schedules, none of the Plans: (i) provides for the payment of separation, severance, termination or similar-type benefits to any person; (ii) obligates the Company or any of its Subsidiaries to pay separation, severance, termination or similar-type benefits solely or partially as a result of the Transactions; or (iii) obligates the Company or any of its Subsidiaries to make any payment or provide any benefit as a result of the Transactions. None of such Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer, consultant or director of the Company or any of its Subsidiaries. Each of the Plans is maintained in the United States.

(e) Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each of the Company and its Subsidiaries has performed all obligations required to be performed by it in all material respects and is not in any material respect in default under or in violation under any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan, other than claims for benefits in the ordinary course, and, to the knowledge of the Company, no fact or event exists that would reasonably be expected to give rise to any such Action.

(f) Each Plan that is intended to be qualified under Section 401(a) of the Code has received or is eligible to rely on a timely favorable determination or opinion letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available. To the knowledge of the Company, no fact or event has occurred since the date of such determination letter or letters from the IRS that would adversely affect the qualified status of any such Plan.

(g) There has not been any material non-exempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Plan.

(h) All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.

(i) Intentionally omitted.

(j) No Plan or any related trust or other funding medium thereunder or any fiduciary thereof (and in its capacity as such) is, to the knowledge of the Company, the subject of an audit, investigation or examination by any Governmental Authority.

(k) The Company does not maintain any Plan which is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA, Section 4980B(b) of the Code and the applicable provisions of the Health Insurance Portability and Accountability Act of 1986.

(l) With respect to each Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (i) such plan or arrangement has been operated in material compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan or arrangement is subject to Section 409A of the Code and so as to avoid any tax, interest or penalty thereunder; and (ii) the document or documents that evidence each such plan or arrangement have conformed to the provisions of Section 409A of the Code and the final regulations under Section 409A in all material respects.

(m) Except as provided on Schedule 3.10(m), the Company is not obligated to make any payments, separately or in the aggregate, including under any Plan, in connection with the Transactions (either alone or in combination with any other events) that reasonably could be expected to be “excess parachute payments” pursuant to Section 280G of the Code.

Section 3.11 Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining Contract that pertains to employees of the Company or any of its Subsidiaries. There are no, and since the Company’s inception there have been no, organizing activities or collective bargaining arrangements that could affect the Company or any of its Subsidiaries pending or to the knowledge of the Company, under discussion with any labor organization or group of employees of the Company or any of its Subsidiaries. There is no, and since the Company’s inception there has been no, labor dispute, strike, controversy, slowdown, work stoppage or lockout pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, nor is there any basis for any of the foregoing. Neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any collective bargaining or union Contract. There are no pending or, to the knowledge of the Company, threatened union grievances or union representation questions involving employees of the Company or any of its Subsidiaries.

(b) The Company is and since its inception has been in compliance in all material respects with all applicable Laws respecting employment, including discrimination or harassment in employment, human rights, terms and conditions of employment, employment standards, termination of employment, wages, overtime classification, sick day accruals, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors, labor relations, accessibility, workers compensation, and equity pay. The Company is not engaged in any unfair labor practice, as defined in the National Labor Relations Act or other applicable Laws. No unfair labor practice or labor charge or complaint is pending or, to the knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority.

(c) Neither the Company nor any of its Subsidiaries is liable for any arrears of wages (including vacation pay and overtime), Taxes, penalties or other sums for failure to comply with any applicable Laws relating to the employment of labor. The Company has paid in full to all their respective employees or adequately accrued in accordance with GAAP for all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees.

(d) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. None of the Company, its Subsidiaries or, to the knowledge of the Company, any of their respective executive officers has received within the past five years any notice of intent by any Governmental Authority responsible for the enforcement of labor or employment Laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the knowledge of the Company, no such investigation is in progress.

(e) There has not been, and the Company does not anticipate or have any reason to believe that there will be, any adverse change in relations with employees as a result of the announcement of the Transactions. Subject to the termination of any Company Employees who are not Continuing Employees, to the knowledge of the Company, no current employee or officer of the Company or any of its Subsidiaries intends, or is expected, to terminate his or her employment relationship with the Company following the consummation of the Transactions. Schedule 3.11(e) of the Disclosure

Schedules contains a complete and accurate list of all the Company Employees as of June 30, 2017 showing for each Company Employee, the name, title, location, service date, whether each individual is treated as exempt or non-exempt, visa status, annual salary or wages as of such date and aggregate annual compensation (including bonus information) for the fiscal year ended December 31, 2016 and the expected total compensation for the year ending December 31, 2017. Schedule 3.11(e) of the Disclosure Schedule also lists employees on inactive status, including lay-off, short-term disability leave, long-term disability leave, pregnancy and parental leave or other extended absences, or receiving benefits pursuant to workers’ compensation legislation, and specifies the last date of active employment, the reason for the absence and the expected date of return of each such Company Employee, if known.

(f) All employees working in the United States hired by the Company or any of its Subsidiaries are authorized for employment by the Company or such Subsidiary in the United States in accordance with the Immigration and Naturalization Act, as amended, and the regulations promulgated thereunder. No allegations of immigration-related unfair employment practices have been made with the Equal Employment Opportunity Commission or the Special Counsel for Immigration-Related Unfair Employment Practices. Each of the Company and its Subsidiaries has completed and retained in accordance with the Immigration and Naturalization Service regulations a Form I-9 for all employees working in the United States. None of the employees currently employed by the Company or any of its Subsidiaries is authorized for employment in the United States pursuant to a nonimmigrant visa that authorizes the employee to be employed by the Company or any of its Subsidiaries.

Section 3.12 Title to, Sufficiency and Condition of Assets.

(a) The Company and its Subsidiaries have good and valid title to or a valid leasehold interest in all of their assets, including all of the assets reflected on the Balance Sheet or acquired in the ordinary course of business since the Balance Sheet Date, except those sold or otherwise disposed of for fair value since the Balance Sheet Date in the ordinary course of business consistent with past practice. The assets owned or leased by the Company and its Subsidiaries constitute all of the assets necessary for the Company and its Subsidiaries to carry on their respective businesses as currently conducted. None of the assets owned or leased by the Company or any of its Subsidiaries is subject to any Encumbrance, other than (i) liens for Taxes (A) not yet delinquent, or (B) being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice and (iii) any matters of record, Encumbrances and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets of which they relate in the business of the Company as currently conducted (collectively, “Permitted Encumbrances”).

(b) All tangible assets owned or leased by the Company or its Subsidiaries have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

This Section 3.12 does not relate to real property or interests in real property, such items being the subject of Section 3.13, or to Intellectual Property, such items being the subject of Section 3.14.

Section 3.13 Real Property.

(a) There is no Owned Real Property. Schedule 3.13(a) of the Disclosure Schedules sets forth a true and complete list of all Leased Real Property. Each of the Company and its Subsidiaries has good and marketable leasehold title to all Leased Real Property, in each case, free and clear of all Encumbrances except Permitted Encumbrances. To the knowledge of the Company, no parcel of Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed. All leases of Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no default under any such lease by the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company, any of its Subsidiaries or any other party thereto.

(b) There are no contractual or legal restrictions that preclude or restrict the ability to use any Leased Real Property by the Company or any of its Subsidiaries for the current or contemplated use of such real property. To the Company’s knowledge, there are no material adverse physical conditions affecting the Leased Real Property.

Section 3.14 Intellectual Property.

(a) Schedule 3.14(a) of the Disclosure Schedules sets forth a true and complete list of all registered and material unregistered Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by or exclusively licensed to the Company or any of its Subsidiaries, identifying for each whether it is owned by or exclusively licensed to the Company or the relevant Subsidiary. The Intellectual Property owned by the Company or licensed to the Company includes all Intellectual Property necessary for the Company to carry on its business as currently conducted, with the understanding that the foregoing representation and warranty is, with respects to patents, made solely with respect to the Company’s knowledge.

(b) No Patents or Marks identified on Schedule 3.14(a) as owned by the Company or, to the knowledge of the Company, exclusively licensed to the Company are the subject of any pending interference, derivation, reissue, reexamination, opposition or cancellation or post-grant proceeding and, to the knowledge of the Company, no such proceeding is threatened.

(c) The Company or its Subsidiaries exclusively own, free and clear of any and all Encumbrances, all Intellectual Property identified on Schedule 3.14(a) of the Disclosure Schedules as being owned by the Company or its Subsidiaries and all other Intellectual Property purportedly owned by the Company or its Subsidiaries, including all Intellectual Property developed by or for the Company or its Subsidiaries by any of their respective current or former employees, contractors or consultants. Neither the Company nor any of its Subsidiaries has received any written notice or claim challenging the Company’s ownership of any of the Intellectual Property owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries, nor to the knowledge of the Company is there a reasonable basis for any claim that the Company does not so own any of such Intellectual Property.

(d) Each of the Company and its Subsidiaries has taken commercially reasonable steps in accordance with standard industry practices to protect its rights in its Intellectual Property and at all times has maintained the confidentiality of all information that constitutes or constituted a Trade Secret of the Company or any of its Subsidiaries. No Trade Secrets or other confidential information has been disclosed by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any other Person to any third party that was not bound by a legally enforceable confidentiality undertaking, with the understanding that the foregoing representation and warranty does not apply to any disclosure of, or unauthorized access to, Personal Information and other confidential information resulting from a data security breach, such items being the subject of Section 3.20(c) below. All current or former employees, consultants and contractors of the Company or any of its Subsidiaries have executed and delivered proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms, copies of which have been Made Available to Parent.

(e) All Intellectual Property identified on Schedule 3.14(a) of the Disclosure Schedules is subsisting and, to the knowledge of the Company and in the case of the registered Marks, issued Patents and registered Copyrights identified on Schedule 3.14(a) of the Disclosure Schedules (“Company Registered IP”), valid and enforceable, and neither the Company nor any of its Subsidiaries has received any written notice or claim challenging the validity or enforceability of any Company Registered IP or alleging any misuse of such Company Registered IP. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, annuities and the like and the failure to disclose any known material prior art in connection with the prosecution of patent applications).

(f) The development sale, distribution or other commercial exploitation of products, and the provision of any services, by or on behalf of the Company or any of its Subsidiaries, and all of the other activities or operations of the Company or any of its Subsidiaries (including the products and services that are currently under development), have not infringed upon, misappropriated, violated, or diluted, and do not infringe upon, misappropriate, violate or dilute, any Intellectual Property of any third party, and neither the Company nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement, misappropriation, violation or dilution is or may be occurring or has or may have occurred, nor, to the knowledge of the Company, is there a reasonable basis therefor. The Company has not received any unsolicited written request or invitation to take a license under any Patents owned by a third party. No Intellectual Property owned by or, to knowledge of the Company, licensed to the Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting the use or licensing thereof by the Company or any of its Subsidiaries. To the knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries in any material respect.

(g) Neither the Company nor any of its Subsidiaries has transferred any ownership interest in, or granted any exclusive license with respect to, or is party to a Contract that restricts its ability to use or transfer in any manner, any material Intellectual Property owned by the Company or such Subsidiary. Upon the consummation of the Closing, Parent (through its ownership of the Surviving Corporation) shall succeed to all of the material Intellectual Property rights heretofore used in, or necessary for, the conduct of the Company’s business and the businesses of its Subsidiaries as they are currently conducted, and all of such rights shall be exercisable by Parent (through its ownership of the Surviving Corporation) to the same extent as by the Company and its Subsidiaries prior to the Closing. No loss or expiration of any of the material Intellectual Property used by the Company or any of its Subsidiaries in the conduct of its business is pending or, to the knowledge of the Company, threatened.

(h) The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements, and the consummation of the Transactions, will not (i) result in Parent or any of its Affiliates (other than the Surviving Corporation) being obligated to grant to any third party any rights with respect to Intellectual Property; (ii) result in Parent or any of its Affiliates (other than the Surviving Corporation) being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses; (iii) the Surviving Corporation being obligated to pay any royalties or other amounts to any third party at a rate in excess of that which is payable by the Company prior to the Closing Date; or (iv) give rise to any right of any third party to terminate, re-price or otherwise modify any of the Company’s or any of its Subsidiaries’ rights or obligations under any agreement under which any right or license of or under Intellectual Property is granted to or by the Company or any of its Subsidiaries.

(i) Schedule 3.14(i) of the Disclosure Schedules (i) lists all Open Source Software that is incorporated into, or combined or distributed with, any of the Company’s products or services, and (ii) describes the manner in which such Open Source Software were so incorporated, combined or distributed with any Company products, and identifies for each such item of Open Source Software (1) the applicable open source license, (2) whether the item is incorporated into or distributed with any Company products and, if so, the applicable Company product(s), and (3) whether or not the item was modified by the Company. The Company does not, in any part of its business, use any Open Source Software that is licensed under the GNU Affero General Public License. All use and distribution of any Open Source Software by the Company is in compliance with the terms of the license under which such Open Source Software is licensed to the Company, including all copyright notice and attribution requirements. The Company has not (A) incorporated Open Source Software into, or combined Open Source Software with, any proprietary Software of the Company; (B) distributed any Open Source Software; or (C) otherwise used Open Source Software in a manner that, in the case of (A), (B) and (C): (x) materially limits the Company’s rights to make, use, sell or license any proprietary Software of the Company, (y) transfers to a third party or prevents enforcement of any of the Company’s rights of ownership in any Intellectual Property owned by the Company, or (z) creates obligations for the Company with respect to any software used or distributed by the Company or grants to any third party any rights or immunities under Intellectual Property rights, including any use of Open Source Software that would obligate the Company to disclose, make available, offer or deliver any portion of the source code of any proprietary software of the Company to any third party, to grant a license to prepare derivative works or that otherwise affects the Company’s freedom of action with respect to the use or distribution of any proprietary software of the Company.

(j) The Company has used industry standard virus scanning procedures designed to protect against viruses, worms, and other malicious software routines adversely affecting the information technology systems used in connection with the operation of the Company. The Company has implemented commercially reasonable disaster recovery and business continuity plans, procedures and facilities for its business. To the knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of such information technology systems.

(k) The Company’s Software and Systems (including the Systems operated by vendors or subcontractors on behalf of the Company) (i) are adequate for the conduct of the business of the Company as currently conducted and (ii) are, in all material respects, in good working order and condition. The Company has not experienced any material disruption of its Systems, or the services provided by the Company through the use of the Systems, in the prior three years.

(l) Schedule 3.14(l) of the Disclosure Schedules identifies and describes in reasonable detail all actions that must be taken within the 180 days following the Effective Time and that are necessary to maintain, perfect, preserve or renew any of the Company Registered IP (and applications or registrations with respect to the same), including the payment of any registration, maintenance, renewal fees, annuity fees and Taxes or the filing of any documents, applications or certificates related thereto.

Section 3.15 Taxes.

(a) All income, sales, use, payroll and other material Tax Returns required to be filed by the Company have been duly and timely filed with the appropriate Governmental Authority, and all such Tax Returns are true, correct, and complete in all material respects. The Company has Made Available to Parent true, correct and complete copies of (i) all U.S. income, sales, use, payroll and other material Tax Returns filed by or on behalf of the Company and (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority relating to such Taxes of the Company.

(b) The Company has fully and timely paid all income, sales, use, payroll and other material Taxes that were due and payable. There is an accrual on the Interim Financial Statements for all unpaid Taxes of the Company that accrued but were not yet due or payable as of the Balance Sheet Date, and the Company has not incurred any liability for Taxes since the Balance Sheet Date other than in the ordinary course of business of the Company consistent with amounts incurred and paid with respect to the most recent comparable prior period (adjusted for ordinary course changes in operations).

(c) The Company has duly and timely withheld all material Taxes required to be withheld and timely paid over to the appropriate Governmental Authority all such amounts required to be so withheld and paid.

(d) The Company is not a party to or bound by (i) any Tax allocation, Tax indemnity, Tax sharing or similar agreement (other than an Ordinary Commercial Agreement) or (ii) any closing agreement pursuant to Section 7121 of the Code, gain recognition agreement or any other similar Contract with any Governmental Authority with respect to Taxes.

(e) There are no Encumbrances for Taxes on any assets of the Company other than Permitted Encumbrances. None of the assets of the Company is required to be treated for Tax purposes as being owned by any other Person.

(f) The Company is not the subject of any (and the Company has no knowledge of any proposed or threatened) audit, examination or other proceeding with respect to Taxes. There are and have been no deficiencies for any Taxes claimed, proposed or assessed against the Company by any Governmental Authority that have not been settled, paid or otherwise resolved in full, and no rationale underlying a material claim for Taxes against the Company has been asserted previously by any Governmental Authority that reasonably could be expected to be asserted in any other period. There are no matters under discussion with any Governmental Authority with respect to the liability of the Company with respect to Taxes. There are no outstanding waivers or extensions of statutes of limitations with respect to assessments or collection of Taxes of the Company and no request for any such waiver or extension is currently pending.

(g) The Company has not been a member of an affiliated group (within the meaning of Section 1504 of the Code) or other comparable group for state, local or foreign Tax purposes filing a combined, consolidated or unitary Tax Return other than such group the common parent of which at all times was the Company. The Company does not have any liability for Taxes of any other Person (including any predecessor), including under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as transferee or successor, by Contract (other than liability for Taxes pursuant to an Ordinary Commercial Agreement) or otherwise pursuant to applicable Law. No letter ruling has been requested or received that would affect the amount of Taxes owed by the Company. There is no pending claim for a refund of any Taxes of the Company.

(h) The Company has not (i) taken a position on a Tax Return that, if not sustained, would be reasonably likely to give rise to a penalty for substantial understatement of Tax under Section 6662 of the Code (or any similar provision of state, local or foreign Law), (ii) participated in any “listed transaction” as defined in Treas. Reg. § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law) or any “transaction of interest” as defined in Treas. Reg. § 1.6011-4(b)(6) (or any similar provision of state, local or foreign Law) or (iii) participated in any transaction that would be reasonably likely to require the filing of an IRS Schedule UTP (determined without regard to any asset threshold that may avoid the requirement of filing such schedule).

(i) The Company (i) does not have (and has never had) a permanent establishment (as defined in any applicable tax treaty) or otherwise has an office or a fixed place of business in a country other than the jurisdiction in which it is organized, or, to the Company’s knowledge, any other nexus or connection with any country other than the jurisdiction in which it was organized that has subjected or could reasonably be expected to have subjected it to any Tax, and (ii) has not received a written claim that it is or may be subject to Tax, or required to file a Tax Return, in a jurisdiction in which it does not file Tax Returns. The Company has not been a party to any joint venture or partnership or, to the knowledge of the Company, an arrangement or Contract that could reasonably be treated as a partnership for U.S. federal income tax purposes.

(j) The Company has not been (i) a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction qualifying, intending to qualify or purporting to qualify for tax-free treatment under Section 355 of the Code or (ii) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code.

(k) No power of attorney has been executed by or on behalf of the Company with respect to any matters relating to Taxes that is currently in force.

(l) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any of the following: (i) a change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date, (ii) an installment sale or open transaction effected on or prior to the Closing Date, (iii) a prepaid amount received on or prior to the Closing Date or (iv) an election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made prior to the Closing Date.

(m) There is no taxable income of the Company that will be required to be reported by Parent or its Affiliates, including the Company, for a taxable period beginning after the Closing Date which taxable income was realized for GAAP purposes prior to the Closing Date (other than amounts that are consistent with prior comparable periods adjusted for ordinary course changes in operating results). The Company does not own, nor has it ever owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity or other financial interest in, any Person (other than temporary investments of idle cash).

(n) None of the Shares is a “covered security” within the meaning of Treasury Regulations Section 1.6045-1(a)(15)

(o) The Company does not have any Cash or Cash equivalents that are held in a non-U.S. account.

(p) The Company has specifically identified each Tax Return that is first due after the Closing Date and relates in whole or in part to a Pre-Closing Tax Period (each, a “Company Tax Return”) (including the jurisdiction, type of Tax and initial (and, if applicable, extended) due date of such Tax Return) on Schedule 6.4(a) of the Disclosure Schedules (each, a “Parent Prepared Return”).

(q) Nothing in this Section 3.15 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of the Company in any taxable period (or portion thereof) beginning after the Closing Date, or (ii) other than with respect to the representations in Section 3.15(d), (g), (h), (l), (m), (n) and (o), any Tax position that Parent or its Affiliates (including the Surviving Corporation) may take in respect of any taxable period beginning more than six months after the Closing Date.

Section 3.16 Environmental Matters.

(a) Each of the Company and its Subsidiaries is and has been in compliance with all applicable Environmental Laws in all material respects. Neither the Company, nor any of its Subsidiaries, nor any of their respective officers has received during the past five years, nor, to the knowledge of the Company, is there any basis for, any notice, request for information, communication or complaint from a Governmental Authority or other Person alleging that the Company or any of its Subsidiaries has any material liability under any Environmental Law or is not in material compliance with any Environmental Law.

(b) Neither the Company nor any of its Subsidiaries is actually, contingently, potentially or allegedly liable for any Release of, threatened Release of or contamination by Hazardous Substances or otherwise under any Environmental Law. There is no pending or, to the knowledge of the Company, threatened investigation by any Governmental Authority, nor any pending or, to the knowledge of the Company, threatened Action with respect to the Company or any of its Subsidiaries relating to Hazardous Substances or otherwise under any Environmental Law.

Section 3.17 Material Contracts.

(a) Schedule 3.17(a) of the Disclosure Schedule sets forth a list of each of the following Contracts to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries or any of their respective assets or properties is bound, including the applicable subsection(s) to which such Contract is responsive (such Contracts as are required to be set forth in Schedule 3.17(a) of the Disclosure Schedules being “Material Contracts”):

(i) any broker, distributor, dealer, manufacturer’s representative, franchise, agency, continuing sales or purchase, sales promotion, market research, marketing, consulting, brand safety, data, hosting, media procurement, exchange, data provider or data owner Contract, including any Contract with a demand side platform, supply side platform, exchange, data management platform, and other ad tech service providers;

(ii) any Contract relating to or evidencing Indebtedness;

(iii) any Contract pursuant to which the Company or any of its Subsidiaries has provided funds to or made any loan to or capital contribution or other investment in, or assumed any liability or obligation of, any Person, including take-or-pay contracts or keep well agreements;

(iv) any Contract with any Governmental Authority;

(v) any Contract with any Related Party of the Company or any of its Subsidiaries;

(vi) any employment or consulting Contract or any severance, retention, or similar Contract, in each case, that results in any obligation of the Company to make any payment following either the consummation of the Transactions, termination of employment (or the relevant relationship) or both and any labor or collective bargaining Contracts (if any), other than at-will employment agreements and/or offer letters which, if terminated, do not result in any obligation to pay severance and/or provide a specified period of notice to the impacted employee;

(vii) any Contract that limits, or purports to limit, the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of the Company or any of its Subsidiaries to sell to or purchase from any Person, or (other than in nondisclosure agreements entered into in the ordinary course of business) to hire any Person or that grants the other party or any third Person “most favored nation” status;

(viii) any Contract pursuant to which the Company or any of its Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than the Company or a Subsidiary thereof), (A) any real property or (B) any tangible personal property and, in the case of clause (B), that involves an aggregate future or potential liability or receivable, as the case may be, in excess of $50,000;

(ix) any Contract for the sale or purchase of any real property, or for the sale or purchase of any tangible personal property in an amount in excess of $50,000;

(x) any Contract under which the Company grants or receives a license of any Intellectual Property, including any agreement under which the Company grants or receives access to software that is made available as a “software-as-a-service” or “cloud” offering (excluding any Contract in the Company’s standard form, any outbound license agreement with an annual value less than $25,000 and agreements under which commercially available “off-the-shelf” Software is licensed to the Company in object code form pursuant to the terms of a “click-through” or “shrink-wrap” license or terms of use), any Contract providing for joint development or ownership of Intellectual Property, and any other Contract affecting the Company’s rights to use or enforce any Intellectual Property that is necessary to the current conduct of the business of the Company, including any co-existence agreement or covenant not to sue agreement relating to any material Intellectual Property of the Company;

(xi) any joint venture or partnership, merger, asset or stock purchase or divestiture Contract relating to the Company or any of its Subsidiaries;

(xii) any Contract with any labor union or providing for benefits under any Plan;

(xiii) any Contract for the purchase of any debt or equity security or other ownership interest of any Person, or for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company or any of its Subsidiaries, excluding Contracts evidencing Company Options or the purchase of restricted Shares;

(xiv) any hedging, futures, options or other derivative Contract;

(xv) any Contract relating to settlement of any claims or administrative or judicial Actions since the Company’s inception;

(xvi) any Contract that results in any Person holding a power of attorney from the Company or any of its Subsidiaries that relates to the Company, any of its Subsidiaries or any of their respective businesses; and

(xvii) any other Contract, whether or not made in the ordinary course of business that (A) involves a future or potential liability or receivable, as the case may be, in excess of $50,000 on an annual basis or in excess of $100,000 over the current Contract term (including any such Contracts with tax preparation firms or other customers or clients), (B) guarantees any outcomes or results to a client or customer, or (C) is material to the business, operations, assets, financial condition, results of operations or prospects of the Company or any of its Subsidiaries.

(b) Each Material Contract is a legal, valid, and binding obligation of the Company and, to the knowledge of the Company, each other party thereto, in accordance with its terms and is in full force and effect with respect to the Company and, to the knowledge of the Company, the other parties thereto, and, except as set forth on Schedule 3.17(b)(i) of the Disclosure Schedules, will continue to be in full force and effect on immediately following the Closing Date with respect to the Company, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party is in breach or violation of, or (with or without notice or lapse of time or both) default under, any Material Contract, nor has the Company or any of its Subsidiaries received any claim of any such breach, violation or default. The Company has delivered or Made Available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.18 Affiliate Interests and Transactions.

(a) No Related Party of the Company or any of its Subsidiaries: (i) owns, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of the Company or any of its Subsidiaries or their respective businesses (other than Stockholders that are, or whose Affiliates are, in the business of making investments); (ii) owns, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that the Company or any of its Subsidiaries uses or has used in or pertaining to the business of the Company or any of its Subsidiaries; or (iii) is a party to any Contract with the Company or any of its Subsidiaries or has or has had any business dealings or a financial interest in any transaction with the Company or any of its Subsidiaries or involving any assets or property of the Company or any of its Subsidiaries, other than in their capacities as employees or directors in the ordinary course of business; provided, however, that (A) ownership of no more than 5% of the outstanding voting stock of a publicly traded entity or (B) ownership of portfolio companies in the ordinary course of business shall not be deemed to be an “interest” for purposes of subsection (i); and (C) the representations contained in this Section 3.18 are made to the Company’s knowledge with respect to the Related Parties described in clauses (iii) and (iv) of the definition thereof.

(b) There are no outstanding notes payable to, accounts receivable from or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of the Company or any of its Subsidiaries. Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party of the Company or any of its Subsidiaries, other than the Transactions.

Section 3.19 Insurance. Schedule 3.19 of the Disclosure Schedules sets forth a true and complete list of all property, casualty, directors and officers liability, general liability, errors and omissions, product liability, employment liability and all other types of insurance policies maintained with respect to the Company or any of its Subsidiaries (including such insurance policies in which (a) the Company is named as an insured or additional insured party, or (b) explicitly covers the business of the Company, including any of its employees, operations, properties and assets), together with the carriers, annual premiums and deductibles, and liability limits for each such policy. All such policies are in full force and effect and no application therefor included a material misstatement or omission. All premiums with respect thereto have been paid to the extent due. The Company has not received notice of, nor to the knowledge of the Company is there threatened, any cancellation, termination, reduction of coverage or material premium increases with respect to any such policy. No claim currently is pending under any such policy. Schedule 3.19 of the Disclosure Schedules identifies which insurance policies are “occurrence” or “claims made” and which Person is the policy holder.

Section 3.20 Privacy and Security.

(a) The Company and its Subsidiaries at all times have complied in all material respects (and have used reasonable commercial efforts to require and monitor the compliance of its vendors and subcontractors) with all applicable U.S., state, foreign and multinational Laws (including, if and to the extent applicable, the Children’s Online Privacy Protection Act, the Video Privacy Protection Act, the Electronic Communications Privacy Act, California Civil Code Section 1798.81.5, California Business and Professions Code Section 22575, Directive 95/46/EC of the European Parliament, and Directive 2002/58/EC of the European Parliament), the self-governing rules and policies (including, to the extent applicable, those set forth by the Digital Advertising Alliance, the Network Advertising Initiative, the Digital Advertising Alliance of Canada and the European Interactive Digital Advertising Alliance) and the Company’s own published, posted and internal agreements and policies (which are in conformance with standard industry practice) (“Privacy Laws”) with respect to: (i) personally identifiable information of individuals (A) for whom services are provided by the Company or any of its Subsidiaries or any of their respective customers or business partners, (B) to whom the Company or any of its Subsidiaries or any of their respective customers or business partners markets its services or Software, (C) who use Software or any other products developed by, or visit the Websites of, the Company or any of its Subsidiaries, or of any customers or business partners of the Company or any of its Subsidiaries, (D) who otherwise communicate with the Company or any of its Subsidiaries or any of their respective customers or business partners about their respective services or business, or (E) who are employed or engaged by the Company or any of its Subsidiaries (including name, address, telephone number, electronic mail address, social security number, driver’s license number, bank account number, credit card number or debit card number, and any persistent digital identifier such as an IP address or device identifier), sensitive personal information (including information about an individual’s health, medical condition, family medical history, religious beliefs, political beliefs or affiliations, sexual interests, racial or ethnic origin, criminal background or membership in a trade union) and any special categories of personal information regulated thereunder or covered thereby (“Personal Information”); (ii) non-personally identifiable information of any such individuals, whether any of same is accessed or used by the Company or any of its Subsidiaries or any of their respective business partners; (iii) spyware, malware and adware; (iv) any Software or other products the Company offers to its customers or directly to consumers; (v) the sending of solicited or unsolicited electronic mail messages; and (vi) privacy generally. As of the Effective Date of this Agreement, no written claims have been asserted and, to the Company’s knowledge, no claims are threatened against the Company or any of its Subsidiaries by any Person alleging a violation of any Privacy Laws by the Company or any of its Subsidiaries.

(b) Each of the Company and its Subsidiaries accurately posts all policies with respect to the matters set forth in Section 3.20(a) on its Websites (or, where required by Privacy Laws, makes such policies available through any relevant Software, including mobile applications, plug-ins, and browser extensions) in conformance, in all material respects, with such Privacy Laws. Neither the Company nor any of its Subsidiaries uses, collects, discloses, or receives any Personal Information or the Device Data in any manner that, in any material respect, is prohibited by the Privacy Laws. The Company and its Subsidiaries transfer all personal data as defined in Directive 95/46/EC of the European Parliament (including Personal Information and certain information, such as IP address, unique device identifiers, advertising identifiers, and persistent cookie identifiers, that can identify a particular device) in compliance with applicable Privacy Laws. To the extent that the Company has entered into contractual agreements with self-regulatory groups (such as the Digital Advertising Alliance, the Network Advertising Initiative, the Digital Advertising Alliance of Canada and the European Interactive Digital Advertising Alliance) to provide customers with Software or other products designed to facilitate compliance with Privacy Laws (including agreements relating to the Company’s products that enable customers to provide consumers with adequate notice and choice as set out in the Privacy Laws), the Company has complied with such agreements in all material respects.

(c) Each of the Company and its Subsidiaries endeavors to adhere to industry standard practices (commensurate with the sensitivity of the data the Company stores and processes) with respect to protecting the operation, availability, confidentiality, integrity and security of its Software, Systems and Websites and all Personal Information and Device Data and transactions stored or contained therein or transmitted thereby against any unauthorized, malicious or improper use, access, transmittal, interruption, modification or corruption, and, to the knowledge of the Company, there have been no breaches of same. To the knowledge of the Company and its Subsidiaries, none of the Company, its Subsidiaries or, any subcontractor or agent of the Company or any of its Subsidiaries while acting on behalf of the Company or such Subsidiary has (i) suffered a material security breach with respect to its data, Software or Systems since the date that is three years prior to the date of this Agreement (in the case of such subcontractors or agents, that involved Personal Information obtained from or on behalf of the Company or any of its Subsidiaries) or (ii) been required pursuant to any Privacy Law to notify customers, consumers or employees of any information security breach related to the Personal Information of such customers, consumers or employees (in the case of such subcontractor or agents, that involved a customer or employee of the Company or any of its Subsidiaries). Neither the Company nor any of its Subsidiaries has received written notice that the Company, its Subsidiaries or any of its subcontractors or agents is the subject of any inquiry, investigation or enforcement action of any Governmental Authority, or any other Action with respect to compliance with any Privacy Law. Without limiting the generality of the foregoing, each of the Company and its Subsidiaries (i) uses industry standard practices to ensure that the Software does not introduce any malware, adware, spyware, viruses, Trojan horses, ransomware, or any other malicious code onto the device of the party installing or using the Software, and (ii) has implemented a comprehensive security plan appropriate for the nature of the information processed that is designed to (A) implement adequate and effective safeguards to control internal and external risks to the security of the Company’s or such Subsidiary’s confidential information and Personal Information. Each of the Company and its Subsidiaries has implemented and continues to maintain, consistent with industry best practices and its obligations to third parties, backup procedures and disaster recovery plans for their Software, Systems and Websites.

(d) The Company and its Subsidiaries have not at any time used cookies or beacons other than on websites that it controls. The Company and its Subsidiaries do not use any tracking technology, including flash cookies, locally stored objects (LSOs), or device fingerprints. The Company and its Subsidiaries do not track users’ movements online or engage in any of the following practices: (i) targeting advertisements to users or devices based on their actual or inferred interests; (ii) retargeting users or devices; (iv) creating or supplementing user profiles, (v) monetizing user data, or (vi) selling or leasing user data. The representations in this Section are made solely with respect to the Company’s activities and not the activities of any of its customers or supply-side partners.

(e) The Company and its Subsidiaries pass to their customers any user signals related to privacy that the Company and its Subsidiaries receive in the Device Data from its supply side partners, including any (i) “Do Not Track” signals; (ii) mobile application opt-out signals such as “Limit Ad Tracking” on iOS and “Opt Out of Interest-Based Ads” on Android; and (iii) any signals intended to indicate that a particular website, mobile application, or online service is directed to children or that a particular user is a child.

(f) The Company at all times acts as a service provider to its customers, collecting and using Device Data on its customers’ behalf and at their directions and the Company does not make independent use of such data, except that Company uses the Device Data as expressly permitted in its agreements with customers (e.g. in connection with the Company’s business, for business analytics, general reporting purposes and to improve its filtering capabilities generally, provided that the Device Data is aggregated with the data of other customers and anonymized so that it cannot be re-identified with Customer).

(g) The Company has not transferred any Personal Information or Device Data collected in the European Economic Area to the United States or to any other jurisdiction outside of the European Economic Area.

(h) The Company and its Subsidiaries have at all times used commercially reasonable efforts to ensure that any vendors or service providers they employ with access to Personal Information or Device Data collected in the European Economic Area do not transfer such data outside of the European Economic Area other than in accordance with the requirements of a cross-border transfer mechanism that meets the requirements of the Directive 95/46/EC of the European Parliament, and Directive 2002/58/EC of the European Parliament).

Section 3.21 Accounts Receivable. All accounts receivable reflected on the Balance Sheet or to be reflected on the Final Closing Statement represent or will represent bona fide and valid obligations arising from sales actually made or services actually performed in the ordinary course of business. Unless paid prior to the Closing, as of the Closing Date, all accounts receivable will be current and collectible net of the respective reserves shown on the Balance Sheet or to be shown on the Final Closing Statement (which reserves (i) are adequate and calculated consistent with past practice, (ii) in the case of reserves on the Final Closing Statement, will not represent a greater percentage of accounts receivable as of the Closing than the reserve reflected on the Balance Sheet represented of the accounts receivable reflected therein, and (iii) will not represent a change in the composition of such accounts receivable in terms of aging). There is no contest, claim or right of set-off, under any Contract with any obligor of any accounts receivable related to the amount or validity of such accounts receivable, and no bankruptcy, insolvency or similar Actions have been commenced by or against any such obligor.

Section 3.22 Accounts Payable. Except as set forth in Section 3.22 of the Disclosure Schedule, all accounts payable and notes payable by the Company or any of its Subsidiaries to third parties have arisen in the ordinary course of business and no such account payable or note payable is delinquent more than 90 days in its payment as of the date of this Agreement.

Section 3.23 Customers and Suppliers.

(a) Schedule 3.23(a) of the Disclosure Schedules sets forth a true and complete list of (i) the names and addresses of the top 20 customers (by revenue) of the Company and its Subsidiaries in the past twelve months and (ii) the amount for which each such customers was invoiced during such period. Neither the Company nor any of its Subsidiaries has received any written notice that any of such customers (A) has ceased or substantially reduced, or will cease or substantially reduce, use of products or services of the Company or any of its Subsidiaries or (B) has sought, or is seeking, to change the terms upon which it receives the services of the Company.

(b) Schedule 3.23(b) of the Disclosure Schedules sets forth a true and complete list of (i) all suppliers of the Company and its Subsidiaries from which the Company or any of its Subsidiaries received goods, services, or rights (including any licenses to Intellectual Property) with an aggregate purchase price for each such supplier of $50,000 or more during the 12 months ended June 30, 2017, or, except as set forth on Schedule 3.23(b) of the Disclosure Schedule, that provides goods, services, or rights that are material to the business or operations of the Company, and (ii) the amount for which each such supplier invoiced the Company or such Subsidiary during such period. Neither the Company nor any of its Subsidiaries has received any notice or has any reason to believe that there has been any material adverse change in the price of such goods, services, or rights provided by any such supplier, or that any such supplier will not provide goods, services, or rights to the Surviving Corporation or its Subsidiaries at any time after the Closing Date on terms and conditions substantially the same as those used in its current terms with the Company or its Subsidiaries, subject to general and customary price increases.

Section 3.24 Bank Accounts; Powers of Attorney. Schedule 3.24 of the Disclosure Schedules sets forth a true and complete list of (a) all bank accounts or safe deposit boxes under the control or for the benefit of the Company or any of its Subsidiaries; (b) the names of all persons authorized to draw on or have access to such accounts and safe deposit boxes; and (c) all outstanding powers of attorney or similar authorizations granted by the Company or any of its Subsidiaries, copies of which have been Made Available to Parent.

Section 3.25 Certain Business Practices. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of its Representatives (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or any employees of a foreign or domestic government-owned entity; (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or any other anticorruption Law applicable to the Company or any of its Subsidiaries; (d) has made, offered, authorized or promised any payment, rebate, payoff, influence payment, contribution, gift, bribe, rebate, kickback, or any other thing of value to any government official or employee, political party or official, or candidate, regardless of form, to obtain favorable treatment in obtaining or retaining business or to pay for favorable treatment already secured; (e) has established or maintained, or is maintaining, any fund of corporate monies or other properties for the purpose of supplying funds for any of the purposes described in the foregoing clause (d); or (f) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other similar payment of any nature.

Section 3.26 Brokers. Except as set forth on Schedule 3.26 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.27 Export Controls and Related Matters. Except (x) as set forth on Schedule 3.27(a) of the Disclosure Schedules or (y) where the failure to be in compliance could not reasonably be material to the Company or any of its Subsidiaries, the Company, its Subsidiaries and, to the knowledge of the Company, their Representatives, are and, during the last two (2) years, have been in compliance with all statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations, the Export Administration Regulations (15 C.F.R. 730 et seq.) and associated executive orders, and the laws implemented by the Office of Foreign Assets Controls, United States Department of the Treasury. Except as set forth on Schedule 3.27(b) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries has filed any voluntary disclosures of possible export violations relating to the Company or any of its Subsidiaries that could reasonably be expected to be material to the Company or such Subsidiary. None of the Company, its Subsidiaries, its customers listed on Schedule 3.23(a) of the Disclosure Schedules, its suppliers listed on Schedule 3.23(b) of the Disclosure Schedules, or to the knowledge of the Company, its Representatives: (a) appears on the Specially Designated Nationals and Blocked Persons List of the Office of

Foreign Assets Control of the United States Department of the Treasury or on any other similar list; or (b) is otherwise a party with whom, or has its principal place of business or the majority of its business operations (measured by revenues) located in a country in which, transactions are prohibited by (i) United States Executive Order 13224, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism; (ii) the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001; (iii) the United States Trading with the Enemy Act of 1917, as amended; (iv) the United States International Emergency Economic Powers Act of 1977, as amended or (v) the foreign asset control regulations of the United States Department of the Treasury.

Section 3.28 Intentionally Omitted.

Section 3.29 No Existing Discussions. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any Holder or Representative of the Company is engaged, directly or indirectly, in any discussions or negotiations with any third party relating to any Acquisition Proposal.

Section 3.30 Disclosure. To the knowledge of the Company, the representations and warranties of the Company set forth in this Article III, as qualified by the Disclosure Schedules, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained in this Article III (as so qualified) not misleading in light of the circumstances under which they were made.

Section 3.31 Disclaimer. Except for the representations or warranties contained in this Article III, neither the Company nor any of its Representatives, has made or makes any other express or implied representation or warranty on behalf of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 4.2 Authority. Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by the Board of Directors of Parent or Merger Sub, as applicable, and by Parent as the sole stockholder of Merger Sub. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the Transactions. This Agreement has been, and upon their execution and delivery each of the Ancillary Agreements to which Parent or Merger Sub will be a party will have been, duly executed and delivered by Parent and Merger Sub, as applicable, and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution and delivery each of the Ancillary Agreements to which Parent or Merger Sub will be a party will constitute, the legal, valid and binding obligations of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each of the Ancillary Agreements to which it will be a party, and the consummation of the Transactions, do not and will not:

(i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub;

(ii) conflict with or violate any Law applicable to Parent or Merger Sub; or

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which Parent or Merger Sub is a party;

except, in each case, for any such conflicts, violations, breaches, defaults or other occurrences that do not, individually or in the aggregate, impair the ability of Parent or Merger Sub to consummate, or prevent or delay, the Merger or any of the other Transactions or would reasonably be expected to do so.

(b) Neither Parent nor Merger Sub is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and each of the Ancillary Agreements to which it will be party or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such filings as may be required by any applicable federal or state securities or “blue sky” laws, including the filing with the SEC of such reports under, and such other compliance with, the Exchange

Act and Securities Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions, (iii) compliance by Parent with the rules and regulations of the NYSE, and (iv) such other authorizations, approvals, orders, permits or consents which if not obtained, or notices, registrations, declarations or filings which if not made, would not materially adversely affect the ability of Parent and Merger Sub to consummate the Transactions.

Section 4.4 No Prior Activities of Merger Sub. Merger Sub was formed solely for the purpose of engaging in a merger transaction and has engaged in no business other than in connection with the Transactions.

Section 4.5 Financial Ability; Financing. Parent and Merger Sub have and will have, at the time of the Closing, such immediately available funds as are necessary to pay the Closing Consideration and to make such other payments as are required by Article II hereof. Each of Parent and Merger Sub agrees that it is not a condition to the Closing or any of its other obligations under this Agreement that Parent or Merger Sub obtain financing for the Transactions.

Section 4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or its Affiliates.

Section 4.7 Reliance. Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied, on any representations or warranties whatsoever regarding the Company, its business or assets, or the subject matter of this Agreement, express or implied, except for the representations and warranties expressly set forth in Article III of this Agreement (as modified by the Disclosure Schedules). Such representations and warranties by the Company constitute the sole and exclusive representations and warranties regarding the company and its business or assets in connection with the Transactions and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company and the Effective Time Holders.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business Prior to the Closing. Between the date of this Agreement and the Closing Date, unless Parent shall otherwise agree in writing, the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business consistent with past practice; and the Company shall use commercially reasonable efforts, and shall use commercially reasonable efforts to cause each of its Subsidiaries to (i) preserve substantially intact the business organization and assets of the Company and its Subsidiaries; (ii) keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries who are Continuing Employees; (iii) preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company or any of its Subsidiaries has significant business relations; and (iv) keep and maintain the assets and properties of the Company and its Subsidiaries in good repair and normal operating condition, ordinary wear and tear excepted. By way of amplification and not limitation, between the date of this Agreement and the Closing Date, neither the Company nor any of its Subsidiaries shall do, or propose to do, directly or indirectly, any of the following without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the Governing Documents;

(b) issue, sell, pledge, dispose of or otherwise subject to any Encumbrance (other than Permitted Encumbrances) (i) any shares of capital stock of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or interests, or any other ownership interest in the Company or any of its Subsidiaries (except for the issuance of Company Common Stock on exercise of the Company Options or exercise (or deemed exercise) of Company Warrants or as otherwise contemplated herein) or (ii) any properties or assets of the Company or any of its Subsidiaries;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, or make any other payment on or with respect to any of its capital stock or other equity or ownership interest;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity or ownership interest or make any other change with respect to its capital structure;

(e) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or division thereof;

(f) enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement;

(g) except for the Merger, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, conversion, recapitalization or other reorganization of the Company or any of its Subsidiaries, or otherwise alter the form of organization or structure of the Company or any of its Subsidiaries;

(h) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, except in the ordinary course of business consistent with past practice, or incur, assume or guarantee any long-term Indebtedness;

(i) make any loans or advances to any Person;

(j) amend, waive, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any of its Subsidiaries’ rights thereunder, or enter into any Contract other than in the ordinary course of business consistent with past practice;

(k) authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $100,000 or capital expenditures that are, in the aggregate, in excess of $250,000 for the Company and its Subsidiaries taken as a whole;

(l) enter into any lease, sublease or license of real or personal property or any renewals thereof involving a term of more than one year or rental obligation exceeding $25,000 per year in any single case;

(m) purchase or acquire any interest in real property;

(n) enter into any Contract that: (i) provides for any use restrictions on the Company with respect to confidential information, except in the ordinary course of business consistent with past practice, (ii) does not include a reasonable limitation on the payment of direct damages by the Company in connection therewith; or (iii) provides for exclusivity or any similar requirement or under which the Company is restricted in any respect or under which Parent or any of its Subsidiaries would after the Effective Time be restricted in any respect, with respect to distribution, licensing, marketing, purchasing, development or manufacturing of its respective products or services;

(o) enter into any Contract containing any restriction on the ability of the Company to assign its rights, interests or obligations thereunder, unless such restriction expressly excludes any assignment to Parent or any of its Subsidiaries in connection with or following the consummation of the Merger and the other Transactions;

(p) enter into any Contract if consummation of any of the Transactions (alone or in combination with any other event) or compliance by the Company with the provisions hereof will conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Encumbrance in or upon any of the properties or assets of the Company or Parent or its Subsidiaries under, or give rise to any increase, additional, accelerated or guaranteed rights or entitlements under, any provision of such Contract;

(q) increase the compensation payable or to become payable or the benefits provided (including any acceleration of vesting of compensation or benefits) to its directors, officers, consultants or employees, or grant any severance or termination payment to, or pay, loan or advance any amount to, any director, officer or employee of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend any Plan, other than in the ordinary course of business or except as required by Law or the terms of any such Plan;

(r) enter into any Contract with any Related Party of the Company or any of its Subsidiaries;

(s) make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

(t) form any Subsidiary;

(u) change its tax year, make, revoke or modify any material Tax election, adopt or change any material Tax accounting method, settle or compromise any material Tax liability, commence any action or proceeding with respect to material Taxes, file or cause to be filed any material Tax Return other than on a basis consistent with past practice, file or cause to be filed any amended Tax Return or claim for Tax refund, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, grant any power of attorney with respect to Taxes, or enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or closing or other agreement relating to Taxes (other than an Ordinary Commercial Agreement);

(v) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Balance Sheet or subsequently incurred in the ordinary course of business consistent with past practice;

(w) cancel, compromise, waive or release any material right or claim other than in the ordinary course of business consistent with past practice;

(x) permit the lapse of any existing policy of insurance relating to the business or assets of the Company or any of its Subsidiaries;

(y) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practices;

(z) take any action or fail to take any action which action or failure to act could result in the material loss or reduction in value of the Intellectual Property of the Company and its Subsidiaries, taken as a whole;

(aa) abandon or permit to lapse any Intellectual Property, any right relating to Intellectual Property or any other intangible asset used in the business of the Company or any of its Subsidiaries;

(bb) hire any employee or consultant that receives annual compensation in excess of $70,000 other than replacement employees or consultants that are hired on substantially similar terms as the employees or consultants that they are replacing;

(cc) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the ordinary course of business consistent with past practice;

(dd) commence or settle any Action;

(ee) encourage customers or prospective customers to purchase and/or prepay for services in advance, except in the ordinary course of business consistent with past practice; or

(ff) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing.

Section 5.2 Access to Information.

(a) Subject to applicable Law or attorney-client privilege, from the date hereof until the Closing Date, the Company and its Subsidiaries shall afford Parent and its Representatives reasonable access (including for inspection and copying) at mutually agreeable times during normal business hours, to the Key Employees, properties and personnel of the Company or any of its Subsidiaries as Parent reasonably may request in conducting its business, accounting and legal review and investigation of the Company and its Subsidiaries, and shall furnish Parent with such financial, operating and other data and information as Parent may reasonably request. The Company agrees to provide to Parent and its Representatives copies of internal financial statements and any related work papers and supporting documentation promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty contained herein or in any Ancillary Agreement or the conditions to the obligations of the parties to consummate the Merger and the other Transactions.

(b) To facilitate prompt integration of the Company’s Systems and other information technology (collectively, “IT”) inventory (e.g., voice and data network services and software and hardware, licenses, financial/accounting software, IT budgets, etc.) with Parent’s IT following the Closing, the Company will provide Parent and its Representatives reasonable access, at any time during normal business hours from the date hereof through the earlier of the Effective Time and the Termination Date, to the Company’s IT inventory and the Company’s personnel responsible for such IT inventory. The Company will cooperate with Parent to plan for the integration of IT systems, hardware and software prior to and in anticipation of the Closing, including, but not limited to, providing Parent with reasonable access to and use of the Company’s appropriate personnel.

Section 5.3 Exclusivity. Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, neither the Company nor the Effective Time Holders who become parties to this Agreement by executing a Joinder Agreement shall, and the Company shall take all action necessary to ensure that none of its Subsidiaries or any of their respective Affiliates and Representatives shall, directly or indirectly (a) solicit, initiate, consider, encourage or accept any proposal or offer that constitutes an Acquisition Proposal or (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage the submission of, any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. The Company and the Effective Time Holders who become party to this Agreement by executing a Joinder Agreement immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Company and the Effective Time Holders who become party to this Agreement by executing a Joinder Agreement shall notify Parent promptly, but in any event within 24 hours, orally and in writing if any such Acquisition Proposal, or any inquiry or other contact with any Person with respect thereto, is made. Any such notice to Parent shall indicate in reasonable detail the identity of the Person making such Acquisition Proposal, inquiry or other contact and the terms and conditions of such Acquisition Proposal, inquiry or other contact. Neither the Company nor the Effective Time Holders who become party to this Agreement by executing a Joinder Agreement shall, and the Company shall cause its Subsidiaries not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company, any of its Subsidiaries, or any of the Effective Time Holders who become party to this Agreement by executing a Joinder Agreement is a party, without the prior written consent of Parent. For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the Merger): (i) any direct or indirect acquisition or purchase of all or any portion of the capital stock or other equity or ownership interest of the Company or any of its Subsidiaries, (ii) any direct or indirect acquisition or purchase of all or a material portion of the assets of the Company or any of its Subsidiaries, (iii) any merger, amalgamation, consolidation or other business combination relating to the Company or any of its Subsidiaries or (iv) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company or any of its Subsidiaries.

Section 5.4 Information Statement; Joinder Agreements and Stockholder Consent.

(a) The Company shall prepare an information statement (the “Information Statement”) to be disseminated to the Effective Time Holders in connection with the Company’s solicitation of their signatures on the Stockholder Consent and Joinder Agreements pursuant Section 5.4(b). Parent shall have a reasonable opportunity to review the form and content of the Information Statement and to approve the same prior to its dissemination to the Effective Time Holders, which approval shall not be unreasonably withheld, conditioned or delayed. The Company shall include in the Information Statement, a description of the terms of the Transactions, the Joinder Agreements, the Merger Agreement and the recommendation of the Company’s Board of Directors that the Stockholders approve the Merger and the other Transactions and that the Effective Time Holders execute Joinder Agreements.

(b) The Company shall within four Business Days after the execution of this Agreement, deliver to Parent Joinder Agreements constituting the Stockholder Consent, executed by the holders of not less than 91% of the shares of Company Stock outstanding as of the date of this Agreement (the “Requisite Effective Time Holders”).

Section 5.5 Notification of Certain Matters; Supplements to Disclosure Schedules.

(a) The Company shall give prompt written notice to Parent of (i) the occurrence or non-occurrence of any change, condition or event, the occurrence or non-occurrence of which would render any representation or warranty of the Company contained in this Agreement, if made on or immediately following the date of such event (except for representations and warranties that refer to a specific date), untrue or inaccurate, (ii) the occurrence of any change, condition or event that has had or would reasonably be expected to have a Company Material Adverse Effect, (iii) any failure of the Company or any of its Subsidiaries or any other Affiliate of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any event or condition that would otherwise result in the nonfulfillment of any of the conditions to Parent’s and Merger Sub’s obligations hereunder, (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the Transactions or (v) any Action pending or, to the Company’s knowledge, threatened against a party or the parties relating to the Transactions or otherwise.

(b) The Company shall give Parent prompt notice if any Person shall have (i) commenced, or shall have notified the Company or any of its Subsidiaries that it intends to commence, an Action or (ii) provided the Company or any of its Subsidiaries with notice, in either case which allege(s) that any of the Company’s or its Subsidiaries’ Intellectual Property currently embodied, or proposed to be embodied, in the Company’s or its Subsidiaries’ products or utilized in Company-designed or modified development tools or design environments infringes or otherwise violates the Intellectual Property rights of such Person, is available for licensing from a potential licensor providing the notice or otherwise alleges that the Company or its Subsidiaries’ does not otherwise own or have the right to use and exploit such Intellectual Property of the Company or any of its Subsidiaries (the foregoing, an “Infringement Claim”). The Company shall cooperate with Parent in making arrangements. prior to the Closing Date, satisfactory to Parent in its reasonable discretion to effect any necessary or appropriate assignments (as determined by Parent) to the Surviving Corporation of all Intellectual Property of the Company or any of its Subsidiaries or other Intellectual Property rights owned or licensed by the Company or any of its Subsidiaries or created by any of their respective Representatives, including any Intellectual Property of the Company or any of its Subsidiaries or other intellectual property rights created by their respective Representatives prior to the Company’s incorporation, and to obtain the cooperation of such persons to complete the transfer or recordation of all Intellectual Property of the Company in the name of the Surviving Corporation at the Company’s or the Surviving Corporation’s expense (each, an “IP Assignment”). The Company shall use commercially reasonable efforts to maintain, perfect, preserve or renew the Company’s and its Subsidiaries’ Intellectual Property through the Effective Time, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates related thereto, and to promptly respond and prepare to respond to all requests related to the Company’s or its Subsidiaries’ Intellectual Property received from Governmental Authorities.

(c) The Company shall supplement the information set forth on the Disclosure Schedules with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules or that is necessary to correct any information in the Disclosure Schedules or in any representation or warranty of the Company which has been rendered inaccurate thereby promptly following discovery thereof. No such supplement, nor any information Parent may otherwise obtain from the Company or any other Person, shall be deemed to cure any breach of any representation or warranty made in this Agreement or any Ancillary Agreement or have any effect for purposes of determining the satisfaction of the conditions set forth in Section 7.3, the compliance by the Company with any covenant set forth herein, or the indemnification provided for in Section 8.2.

Section 5.6 Takeover Statutes. If any state takeover statute or similar Law shall become applicable to the Transactions, the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise act to eliminate the effects of such statute or regulation on the Transactions.

Section 5.7 Equity-Based Awards. Prior to the Effective Time, the Company shall take all actions reasonably necessary to ensure that, after the Effective Time, neither the Company nor any of its Subsidiaries is bound by any Company Option or other equity-based right that would entitle any Person, other than Parent or its Affiliates, to beneficially own, or receive any payments other than as contemplated by Section 2.7(b) in respect of, any capital stock of the Company, the Surviving Corporation or any of their Subsidiaries.

Section 5.8 Confidentiality.

(a) Each of the parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of any other party to this Agreement in connection with the Transactions pursuant to the terms of the Mutual Confidentiality Agreement, dated March 25, 2015 between Parent and the Company (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date; provided, however, that each party may make such disclosure if it has been advised by legal counsel that such disclosure is required by applicable Law, regulation or legal process (including the regulations of the SEC or any securities exchange). If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms and the immediately prior sentence.

(b) Following the Closing, the Holders shall, and shall cause their Representatives to, hold in confidence all information relating to the Company or any of its Subsidiaries, except information (other than Personal Information) which:

(i) is part of the public domain;

(ii) becomes part of the public domain other than as a result of a breach of these provisions by the Holder and/or its Representatives;

(iii) was in the Holder’s possession, or was rightfully communicated to the Holder, free of any obligation of confidence at the time it was disclosed to the Holder or

(iv) the Holders are required to disclose pursuant to applicable Laws or stock exchange rules; provided that, subject to applicable Law and any applicable stock exchange rules, such disclosing Holder provides notice of such disclosure or proposed disclosure to Parent and the Surviving Corporation as soon as reasonably practicable.

(c) Notwithstanding anything in this Agreement, each Effective Time Holder that is an institutional investor may disclose to its current and potential investors and their respective Representatives, financial information related to the nature of, amount of and return on its investment in the Company as it may reasonably determine in good faith; provided, that such investors and Representatives are bound by confidentiality obligations to such Effective Time Holder.

Section 5.9 Commercially Reasonable Efforts; Further Assurances.

(a) Each of the parties (other than the Holder Representative) shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, including to (i) obtain from Governmental Authorities and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the Transactions, (ii) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Law and (iii) have vacated, lifted, reversed or overturned any order, decree, ruling, judgment, injunction or other action (whether temporary, preliminary or permanent) that is in effect and that enjoins, restrains, conditions, makes illegal or otherwise restricts or prohibits the consummation of the Transactions. In furtherance and not in limitation of the foregoing, each of the Company and Parent shall permit the other to reasonably to participate in the defense and settlement of any claim, suit or cause of action relating to this Agreement, the Merger or the other Transactions, and neither the Company nor Parent shall settle or compromise any such claim, suit or cause of action without the other’s written consent.

(b) The Company shall, and shall cause its Subsidiaries to, give promptly such notice to third parties and use commercially reasonable efforts to obtain those of the third party consents and estoppel certificates identified in Section 3.3 of the Disclosure Schedule as Parent may in its reasonable discretion deem necessary or desirable in connection with the Transactions. Parent shall cooperate with and assist the Company in giving such notices and obtaining such consents and estoppel certificates; provided, however, that Parent shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or consent to any change in the terms of any agreement or arrangement that Parent reasonably deems materially adverse to the interests of Parent or the Company or any of its Subsidiaries; provided, further, that the Company shall not be obligated to make any payments or provide in guarantees in order to obtain such third party consents or estoppel certificates, except to the extent specifically contemplated by the Contracts giving rise to the requirement to obtain such third party consent or estoppel certificate.

(c) Notwithstanding anything herein to the contrary, Parent shall not be required by this Section to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (i) require the divestiture of any assets of Parent, the Company, its Subsidiaries, or any of their respective Affiliates, or (ii) limit Parent’s freedom of action with respect to, or its ability to consolidate and control, the Company and its Subsidiaries or any of their assets or any of Parent’s or its Affiliates’ other assets or businesses.

Section 5.10 Public Announcements. On and after the date hereof and through the Closing Date, the parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions, and (a) Parent shall not issue any press release or make any public statement without obtaining the Company’s prior written approval and (b) neither the Company nor the Holder Representative (nor any Holder) shall issue any press release or make any public statement prior to obtaining Parent’s written approval, which approval in either case shall not be unreasonably withheld, conditioned or delayed, except that no such approval shall be necessary to the extent disclosure (i) may be required by applicable Law or any listing agreement of any party hereto or (ii) is expressly contemplated by this Agreement.

Section 5.11 Termination of Funded Indebtedness. The Company shall negotiate Debt Payoff Letters for all Funded Indebtedness. The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions reasonably requested by Parent to facilitate the termination of all Contracts relating to Funded Indebtedness, the termination of the commitments provided thereunder, the repayment in full of all obligations then outstanding thereunder (using funds provided by Parent) and the release of all Encumbrances in connection therewith on the Closing Date; provided, however, that in no event shall this Section 5.11 require the Company or any of its Subsidiaries to cause the termination of any Contracts relating to Funded Indebtedness other than as part of the Closing.

Section 5.12 Employee Matters

(a) . Prior to the Closing Date, Parent shall (contingent on the Closing) offer employment at the Surviving Corporation to the Key Employees and the Company Employees set forth on Schedule 7.3(l), and, promptly following the Closing, Parent shall offer employment at the Surviving Corporation to substantially all Company Employees, which offers of employment shall be made on such terms and conditions as determined by Parent and subject to Parent’s standard new hire procedures, which, at Parent’s option, may include standard background checks and releases of claims against the Company and its Subsidiaries (such Company Employees that receive offers, the “Offered Employees”), provided, that each such offer shall provide for (x) base compensation that is no less favorable than such Offered Employee’s base compensation immediately prior to the Closing and (y) a target cash incentive compensation that is no less favorable than such Offered Employee’s target cash incentive compensation immediately prior to the Closing. Each Company Employee who accepts Parent’s offer of employment pursuant to this Section 5.12 (the “Continuing Employees”) shall be entitled to participate in the employee benefit plans of Parent (each a “Parent Plan”) on the same terms and conditions as similarly situated employees of Parent and its Subsidiaries. Effective as of, and following, the Closing, Parent shall use commercially reasonable efforts to provide (or cause its applicable subsidiary or affiliate to use commercially reasonable efforts to provide) credit for each Continuing Employee’s length of service with the Company for all purposes of eligibility, vesting and vacation entitlement under each Parent Plan, but such prior service credit will not be required (i) with respect to accrual of benefits under any defined benefit plan, (ii) to the extent that it results in a duplication of benefits, or (iii) with respect to the vesting of awards under Parent’s equity compensation plans, if any.

Section 5.13 Intentionally Omitted.

Section 5.14 Directors and Officers Insurance. At or prior to the Effective Time, the Company shall purchase tail insurance coverage for (a) the Company directors and officers and (b) the Company and its Subsidiaries, each in a form reasonably acceptable to the Company and Parent, which shall provide such directors and officers and the Company, as applicable, with coverage for six years following the Effective Time with respect to claims arising out of acts, errors or omissions occurring at or prior to the Effective Time (collectively, the “Tail Policy”). The full cost and all premiums associated with such Tail Policy shall be paid in a lump sum by the Company prior to the Closing or, to the extent not paid prior to the Closing, shall be included as Transaction Expenses. Parent shall cause the Surviving Corporation to abide by the terms of any indemnification agreements entered into by the Company with respect to any director or officer of the Company and in effect as of the date hereof. Following the Effective Time, the Surviving Corporation shall not cancel the Tail Policy during its term.

Section 5.15 Datasite DVD-ROMs. Promptly following the date of this Agreement, the Company shall deliver to Parent one or more DVD-ROMs, USB drives or other digital media evidencing the documents and other files that were available for review by Parent and its representatives as of 9:00 p.m. (Pacific time) at least two days prior to the date hereof (the “Snapshot Time”) in the Datasite, which shall indicate for each document the date that such document was uploaded to the Datasite. If any documents are added to the Datasite following the Snapshot Time, then (i) the Company shall inform Parent via email that such documents have been uploaded within one day of such upload, and (ii) at least twelve (12) hours prior to the Effective Time, the Company shall order for delivery to Parent one or more DVD-ROMs, USB drives or other digital media evidencing such documents and other files that were available for review by Parent and its representatives as of such date, which shall indicate for each document the date that such document was uploaded to the Datasite; provided, however, that no documents or files shall be uploaded to the Datasite within twelve (12) hours of the anticipated Closing and shall instead be e-mailed to Parent at each of the e-mail addresses provided in Section 10.5(i).

ARTICLE VI

TAX MATTERS

Section 6.1 Transfer Taxes. All Transfer Taxes shall be borne fifty-percent (50%) by Parent and fifty-percent (50%) by the Effective Time Holders. The Person(s) required by applicable Law to file any necessary Tax Returns and other documentation with respect to all such Transfer Taxes shall file such Tax Returns and documentation, and, if required by applicable Law, Parent or the Company, as applicable, will join in the execution of any such Tax Returns and other documentation.

Section 6.2 Income Tax Treatment of Transaction

Section 6.1 .

(a) Taxable Sale. The Merger is intended to be treated as a fully taxable sale of the Shares for applicable income Tax purposes, and the Company and Parent shall treat the Merger accordingly. To the extent permitted by Law, (i) the taxable period of the Company for applicable Tax purposes shall end on the Closing Date and (ii) for any taxable period that does not end on the Closing Date, the income or loss of the Company shall be calculated for the period up to and including the Closing Date and the period after the Closing Date by closing the books and records of the Company as of the end of the Closing Date, using the same principles specified in clause (b) of the definition of Pre-Closing Taxes.

(b) Tax Characterization of Certain Payments. For all applicable income Tax purposes, and except as otherwise required by applicable Law or a Tax Claim, the parties to this Agreement agree to, and no party shall take any action or filing position inconsistent with, the following Tax treatment of the items specified below:

(i) Non-Competition Agreements. All of the Merger Consideration payable to the Holders shall be allocated to their Shares and/or Company Options, as applicable, and none shall be allocated to the Non-Competition Agreements;

(ii) Holder Representative Amount. The Holder Representative Amount shall be treated as having been received and voluntarily set aside by the Effective Time Holders on the Closing Date. Any Tax withholding required with respect to an Effective Time Holder’s deemed receipt of its Pro Rata Percentage of the Holder Representative Amount on the Closing Date shall be satisfied from such Effective Time Holder’s share of consideration otherwise payable to the Effective Time Holder pursuant to this Agreement;

(iii) Escrow Funds and Pre-Closing Tax Refunds Payable to the Holders. Parent shall be treated as the owner of the Adjustment Escrow Fund and the Indemnity Escrow Fund for all income tax purposes until such amounts, if any, are eligible for release to the Effective Time Holders. The rights of the Effective Time Holders (other than holders of Company Options in respect of their Company Options) to Pre-Closing Tax Refunds the Adjustment Escrow Fund and Indemnity Escrow Fund shall be treated as deferred contingent purchase price eligible for installment treatment under Section 453 of the Code and any corresponding provision of foreign, state or local Laws, as appropriate (except to the extent such amounts are treated as interest); and

(iv) Payments in Respect of Company Options. Any payments made in respect of Company Options and retained as part of the Adjustment Escrow Fund and the Indemnity Escrow Fund shall not be treated as compensation paid to the recipient thereof prior to the time such amounts are eligible for release to such holder of such Company Options from the Adjustment Escrow Fund and the Indemnity Escrow Fund);

provided, that notwithstanding anything to the contrary in this Section 6.2(b), in no event shall Parent or its Affiliates (including, after the Closing, the Company) have any liability for any Taxes of any of the Holders by reason of the application of this Section 6.2, and this Section 6.2 shall in no way affect Parent’s rights under this Agreement.

Section 6.3 Cooperation. Without limiting the provisions of Article VIII, each of Parent and Holder Representative shall, at the requesting party’s expense (other than as provided in Article VIII) provide the other party with such cooperation and assistance as may be reasonably requested in connection with the preparation or review of any Tax Return or any Action relating to Taxes for which the Company is or could be liable. Parent, the Company, and their Affiliates agree, until the expiration of the Holders’ indemnification obligations hereunder, (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date, and to abide by all record retention agreements entered into with any taxing authority (but only if such agreements have been disclosed in Schedule 3.15 of the Disclosure Schedules) or (ii) to give the Holder Representative reasonable written notice prior to transferring, destroying or discarding any such books and records prior to such time and, if the Holder Representative so requests within thirty (30) days following such notice, and at the Effective Time Holders’1 expense, Parent or the Surviving Corporation, as the case may be, will allow the Holder Representative to take possession of such books and records (and if Holder Representative does not so request, then Parent may cause such records to be transferred, destroyed or discarded).

Section 6.4 Tax Returns.

(a) Parent shall timely file or cause to be timely filed (taking into account all extensions properly obtained) each Parent Prepared Return. Parent shall timely remit or cause to be timely remitted any Taxes due in respect of such Parent Prepared Returns (subject to Parent’s rights under Section 2.13 and Parent’s right to indemnification pursuant to this Agreement) that are either (i) included in Estimated Net Working Capital, Estimated Indebtedness, or Estimated Transaction Expenses (or, if determined, Closing Net Working Capital, Closing Indebtedness, or Closing Transaction Expenses), or (ii) not Pre-Closing Taxes, and the Effective Time Holders shall pay any other Taxes due in respect of such Parent Prepared Returns within five (5) days following request from

[1]	NTD: taken from Holder Representative Amount

Parent. Parent shall prepare such Parent Prepared Returns in a manner consistent with the past practice of the Company, except as required by Law. In the event that any item reflected on any Parent Prepared Return could reasonably be expected to result in a claim of indemnification under this Agreement, Parent will submit such Parent Prepared Return to the Holder Representative for review and comment at least thirty (30) days prior to the due date for filing such Parent Prepared Return (or, if the applicable Parent Prepared Return is due less than sixty (60) days after the end of the applicable period covered by such Parent Prepared Return, a date that provides Holder Representative with a review period of at least one-third (1/3) of the number of days between the end of such period and the due date of such Parent Prepared Return, to the extent feasible). If the Holder Representative reasonably disputes any such Parent Prepared Return and the Holder Representative and Parent are unable to resolve such dispute within five (5) days, such dispute shall be settled by the Independent Accounting Firm in accordance with the procedures of Section 2.13(c). In the event that any dispute with respect to any such Parent Prepared Return is not resolved before the due date for filing such Parent Prepared Return, Parent shall file, or cause to be filed, such Parent Prepared Return as originally prepared (but reflecting any changes to which the Holder Representative and Parent have agreed) and shall, as necessary and to the extent permitted by Law, amend such Parent Prepared Return to reflect the resolution of any remaining disputes (and all Losses shall be calculated consistently with such resolution).

(b) Parent and the Surviving Corporation will not (and will not permit their respective Affiliates to): (i) amend any Company Tax Returns that are either filed prior to Closing or Parent Prepared Returns filed pursuant to Section 6.4(a) (except as specifically contemplated pursuant to Section 6.4(a) to reflect the resolution of a dispute), (ii) make or change any Tax election or change any method of Tax accounting for any Tax period (or portion thereof) following the Closing that has retroactive effect solely with respect to any Company Tax Return, or (iii) agree to extend or waive the statute of limitations with respect to Taxes of the Company for a Pre-Closing Tax Period (it being understood that any such failure to extend shall not give rise to any offset or reduction in the liability of the Effective Time Holders under Article VIII), except (w) with the prior written consent of the Holder Representative (which will not be unreasonably withheld, delayed, or conditioned), (x) if such action could not reasonably be expected to result in a claim of indemnification under this Agreement, (y) as required by Law or (z) pursuant to a “determination” within the meaning of Section 1313(a) of the Code (and, in the case of (y), Parent will consult in good faith with the Holder Representative prior to taking such action). Parent and the Surviving Corporation will not (and will not permit their respective Affiliates to) file any Tax Return of the Company that first became due (taking into account valid extensions of time to file) before Closing but that was not filed prior to Closing without first consulting in good faith with Holder Representative after the Closing.

(c) The income Tax Returns described in this Section 6.4 shall be prepared in accordance with, and Net Working Capital and Pre-Closing Taxes shall be calculated in accordance with, the following rules:

(i) No election under Section 338 of the Code (or any comparable applicable provision of state, local or non-U.S. Tax law) shall be made with respect to the Parent’s acquisition of the stock of the Company;

(ii) The Company shall make a timely election under Revenue Procedure 2011-29, 2011-18 I.R.B. 746, to apply the seventy percent (70%) safe-harbor to any Transaction Expenses that are “success based fees” as defined in Treasury Regulations Section 1.263(a)-5(f), unless Parent determines that a higher percentage of such success-based fees are deductible; and

(iii) Any net operating loss of the Company for the year deemed to end on the Closing Date shall be carried back to the extent permitted by Law.

Section 6.5 Tax Claims.

(a) With respect to any audit, litigation or other proceeding with respect to Taxes of the Company involving Tax matters or items that could reasonably be expected to form the basis for a claim of indemnification against the Holders pursuant to this Agreement (each a “Tax Claim”), which Tax Claim relates solely to a Pre-Closing Tax Period, the Holder Representative shall have the right to control such Tax Claim, including the defense and settlement thereof, at the cost and expense of the Effective Time Holders; provided that the Holder Representative notifies Parent in writing within five (5) Business Days of the receipt of written notice of such Tax Claim from Parent that it intends to control such Tax Claim under this Section 6.5(a) and, assuming it issues such notification, (i) notifies Parent reasonably in advance of any substantive meetings or calls with the applicable taxing authorities and/or advisors and allows Parent to participate at its own expense in same; (ii) pursues such defense in a diligent and commercially reasonable manner, (iii) keeps Parent reasonably informed concerning the progress of such meetings or calls in which Parent does not participate, (iv) promptly following receipt or submission thereof, provides Parent copies of all correspondence and other documents relevant to such Tax Claim, (v) does not settle such Tax Claim without the express written consent of Parent, which consent will not be unreasonably withheld, conditioned or delayed, and (vi) unless Parent fails to respond to a written request to Parent from the Holder Representative for comments within seven (7) Business Days after receipt thereof, does not submit any substantive document to a taxing authority with respect to such Tax Claim without Parent’s express written consent, which consent will not be unreasonably withheld, conditioned or delayed; provided, further, that the Holder Representative shall no longer control such Tax Claim following such time as Parent determines in its good faith discretion there is a material risk that either (A) the Holder Representative is in material noncompliance with the foregoing clauses (i) through (vi), or (B) Parent will not be fully indemnified for any Losses it would suffer as a result of such Tax Claim and that Parent’s assumption of such defense will materially decrease the risk to Parent associated with such Tax Claim.

(b) With respect to any Tax Claim (i) involving Tax matters or items that could reasonably be expected to form the basis for a material claim of indemnification against the Holders pursuant to this Agreement and (ii) that the Holder Representative does not or cannot elect to control pursuant to Section 6.5(a), Parent will control such Tax Claim, including the defense and settlement thereof. In such event, Parent shall (A) notify the Holder Representative reasonably in advance of any substantive meetings with the applicable taxing authorities and/or advisors and allows the Holder Representative to participate at the expense of the Effective Time Holders2 in same; (B) keep the Holder Representative reasonably informed concerning the progress of such meetings or calls in which the Holder Representative does not participate, (C) promptly following receipt or submission thereof, provide the Holder Representative copies of all correspondence and other documents relevant to such Tax Claim, and (D) not settle such Tax Claim without the express written consent of the Holder Representative, which consent will not be unreasonably withheld, conditioned or delayed; provided, in each case, that the fact that Parent controls a Tax Claim shall not limit Parent’s right to indemnification, including for fees and expenses, pursuant to Article VIII.

(c) To the extent any provisions in Article VIII are inconsistent with this Section 6.5 with respect to any Tax Claim, this Section 6.5 shall control.

Section 6.6 Tax Refunds.

(a) Subject to Section 6.6(b), Parent agrees to pay to the Effective Time Holders the amount of any Tax refund (together with any interest paid or credited with respect thereto) of the Company for any Pre-Closing Tax Period, (i) promptly upon the receipt of such Tax refund or (ii) when used by Parent or the Surviving Corporation or any Affiliates of the foregoing to credit an account with a Governmental Authority or to offset any Taxes of such entity for any taxable period (or portion thereof) beginning after the Closing Date (each of (i) and (ii), a “Pre-Closing Tax Refund). Parent agrees to, and agrees to cause its Affiliates to, use commercially reasonable efforts to obtain any such Pre-Closing Tax Refund, at the request of the Holder Representative and at the expense of the Effective Time Holders, and agrees to permit the Holder Representative to participate (at the expense of the Effective Time Holders) in the efforts to obtain any Pre-Closing Tax Refund.

(b) Parent shall pay Pre-Closing Tax Refunds due to the Effective Time Holders to the Exchange Agent (in respect of the portion payable in respect of Shares, other than Dissenting Shares) and the Surviving Corporation (in respect of the portion payable in respect of Company Option) for delivery to the Effective Time Holders in accordance with their respective Pro Rata Percentages. For the sake of clarity, Pre-Closing Tax Refunds shall not include any refund or credit of Tax resulting from a carryback of a loss that is attributable to a taxable period (or portion thereof) beginning after the Closing Date to a Pre-Closing Tax Period.

Payments by Parent under this Section 6.6 shall be net of (without duplication) (i) any increased Tax liability of the Parent or its Affiliates by reason of receipt of any Pre-

[2]	NTD – taken from Holder Representative Amount

Closing Tax Refund, (ii) any expenses incurred in obtaining such Pre-Closing Tax Refund, (iii) any Pre-Closing Taxes paid by Parent or its Affiliates (including the Company) following the Closing to the extent not included as a liability in Current Liabilities as finally determined and not otherwise indemnified by the Holders, and (iv) any other amounts owed by the Holders to Parent or its Affiliates (including the Company). If any amount paid pursuant to this Section 6.6 shall subsequently be challenged successfully by any Governmental Authority, the Holders shall repay to Parent such amount and all Losses pertaining thereto.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 General Conditions. The respective obligations of each party to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided, that each party’s waiver shall only be effective insofar as such condition relates to its own obligations):

(a) No Injunction or Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the Merger.

Section 7.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects giving effect to such qualifications) both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date; (ii) Parent and Merger Sub shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing; and (iii) the Company shall have received from each of Parent and Merger Sub a certificate to the effect set forth in the foregoing clauses (i) and (ii), signed by a duly authorized officer of each of Parent and Merger Sub.

(b) Ancillary Agreements. The Company shall have received an executed counterpart of each of the Ancillary Agreements to which Parent is a party, signed by Parent.

Section 7.3 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Parent in its sole discretion:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true in all respects giving effect to such qualifications) both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date; (ii) the Company shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing; and (iii) Parent shall have received from the Company a certificate to the effect set forth in the foregoing clauses (i) and (ii), signed by the Chief Executive Officer and Chief Financial Officer of the Company.

(b) Consents and Approvals. The authorizations, consents, orders and approvals of the Governmental Authorities and officials and third parties set forth on Schedule 7.3(b), shall have been received and shall be satisfactory in form and substance to Parent in its sole discretion.

(c) Ancillary Agreements. Parent shall have received an executed counterpart of each of the Ancillary Agreements, signed by each party other than Parent or Merger Sub.

(d) Resignations. Parent shall have received letters of resignation from the directors and officers of the Company and each of its Subsidiaries, including a customary general release of claims against the Company.

(e) Debt Payoff Letters. The Company shall have delivered to Parent a payoff letter duly executed by each holder of Funded Indebtedness, each in form and substance reasonably acceptable to Parent, in which the payee shall agree that upon payment of the amount specified in such payoff letter: (i) all outstanding obligations of the Company and its Subsidiaries (and as of the Effective Time, the Surviving Corporation) arising under or related to the applicable Funded Indebtedness shall be repaid, discharged and extinguished in full; (ii) all Encumbrances in connection therewith shall be released; (iii) the payee shall take all actions reasonably requested by Parent to evidence and record such discharge and release as promptly as practicable; and (iv) the payee shall return to the

Company and its Subsidiaries all instruments evidencing the applicable Funded Indebtedness (including all notes) and all collateral securing the applicable Funded Indebtedness (each such payoff letter, a “Debt Payoff Letter”).

(f) Third Party Expense Statements and Releases. With respect to any Transaction Expenses listed on the Preliminary Closing Statement that will not have been paid in full prior to the Closing Date, at least two Business Days prior to the Closing Date, the Company shall submit to Parent reasonably satisfactory documentation setting forth an itemized list of all, and amounts of all, Transaction Expenses, including the identity of each payee, dollar amounts owed, wire instructions and any other information necessary to effect the final payment in full thereof (including a Form W-9 or applicable Form W-8, if requested by Parent) (the “Transaction Expenses Payoff Instructions”).

(g) Intentionally Omitted.

(h) Intentionally Omitted.

(i) Consideration Spreadsheet. The Company shall have provided to Parent a draft of the Consideration Spreadsheet at least two Business Days prior to the Closing Date, for its review and comment, and shall provide to Parent the final Consideration Spreadsheet on the Closing Date, in each case certified by the Chief Financial Officer and Chief Executive Officer of the Company as being true, complete and correct in all material respects.

(j) Key Employees. Each of the Key Employees shall remain employed by the Company in his or her current position, none shall have indicated he or she intends to terminate his or her employment or relationship with the Company or Parent, and each of the Employee Offer Letters and the Non-Competition Agreements shall continue in full force and effect.

(k) Dissenters and Appraisal Rights. Stockholders holding not more than 9% of the Company Stock shall have asserted or sought to perfect dissenters’ rights or other similar appraisal rights with respect to the Merger, and the Requisite Effective Time Holders shall have executed and delivered the Joinder Agreements and, by virtue of signing the Joinder Agreements (including the Stockholder Consent), irrevocably waived any such rights with respect to the Merger.

(l) Employee Retention. In addition to the Key Employees, the Company Employees set forth on Schedule 7.3(l) shall have accepted their offers from Parent and/or the Surviving Corporation and remain employed or engaged by the Company or its Subsidiaries in their current positions, without indication that any such Company Employees intend to terminate their employment or relationship with the Company.

(m) Tax Certificate. The Company shall have delivered to Parent a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter which states that shares of Company Stock and Company Options do not constitute “United States real property interests” under Section 897(c) of the Code for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3), and a form of notice to the IRS prepared in accordance with the requirements of Treasury regulation Section 1.897-2(h)(2), each in substantially the form of Exhibit I hereto.

(n) Termination of Certain Agreements. The Company shall have delivered to Parent evidence reasonably satisfactory to Parent of the termination of each Contract between the Company and any Related Party of the Company (including each Contract set forth on Schedule 7.3(n)), other than Contracts for employment or severance.

(o) No Company Material Adverse Effect. There shall not have occurred any change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(p) Secretary’s Certificate. Parent shall have received from the Company a Secretary’s Certificate in form and substance reasonable satisfactory to Parent, which Secretary’s Certificate shall attach (i) a true and complete copy of each of the Company Charter and the Company Bylaws, and (ii) a true and complete copy of resolutions duly adopted by the Board of Directors of the Company authorizing the execution, delivery and performance of this Agreement, the Ancillary Agreements to which the Company is a party and the Transactions contemplated hereby and thereby, which resolutions shall have not been modified, rescinded or amended and shall be in full force and effect at the Closing.

(q) Bank Records. The Company shall have delivered to Parent access to each bank account or safe deposit box listed on Schedule 3.24 (including any keys or online login credentials required to access such accounts).

(r) Termination of Certain Employees and Contractors. The Company shall have delivered to Parent evidence reasonably satisfactory to Parent of the termination, effective prior to the Effective Time, of each of the employees or contractors set forth on Schedule 7.3(r).

(s) Restricted Stock Repurchases. The Company shall have delivered to Parent evidence reasonably satisfactory to Parent of the repurchase, effective prior to the Effective Time, of each share of Company Restricted Common Stock other than Assumed Restricted Common Stock.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival.

(a) The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement and any schedule or certificate delivered pursuant hereto shall survive the Closing until the date that is 12 months following the Closing Date; provided, however, that (i) the representations and warranties set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authority), Section 3.4 (Capitalization), Section 3.5 (Equity Interests), Section 3.12 (Title to Assets), Section 3.15 (Taxes), Section 3.26 (Brokers), Section 4.1 (Organization) and Section 4.2 (Authority), and any

representation in the case of fraud or intentional misrepresentation (the representations and warranties described in this Section 8.1(a)(i), collectively, the “Fundamental Representations”), shall survive for a period of the longer of 5 years following the Closing Date or until the close of business on the 60th day following the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation, tolling or extension thereof) and (ii) the representations and warranties set forth in Section 3.14(f) (the representations and warranties described in this Section 8.1(a)(ii), collectively, the “IP Representations”), shall survive the Closing until the date that is 24 months following the Closing Date.

(b) The respective covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement shall survive the Closing (i) until performed or (ii) in accordance with their terms, as applicable; provided, that the matter set forth on Schedule 8.2(i) shall survive until the date that is 12 months following the Closing Date.

(c) None of the Effective Time Holders, Parent or Merger Sub shall have any liability with respect to any representations, warranties, covenants or agreements unless such party (or the Holder Representative, on behalf of the Effective Time Holders) receives notice (a “Claim Notice”) in accordance with Section 8.4. A Claim Notice shall include a reasonably detailed summary of the claim, the facts giving rise to such claim, the relevant sections of this Agreement pursuant to which the claim is made and a good faith estimate of the Losses incurred or expected to be incurred, prior to the expiration of the survival period for such representation, warranty, covenant or agreement, in which case such representation, warranty, covenant or agreement shall survive as to such claim until such claim has been finally resolved, without the requirement of commencing any Action in order to extend such survival period or preserve such claim.

Section 8.2 Indemnification by the Effective Time Holders. From and after the Closing and in accordance with, and subject to the limitations of, this Article VIII, the Effective Time Holders, severally in accordance with their respective Pro Rata Percentages but not jointly, shall indemnify and hold harmless Parent, Merger Sub, the Surviving Corporation and their Affiliates, and the respective Representatives, successors and assigns of each of the foregoing (collectively, the “Parent Indemnified Parties”) from and against, and shall reimburse each of the foregoing for, any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, Taxes, penalties, costs and expenses (including the attorneys’ fees and costs and other out-of-pocket expenses incurred in investigating, preparing or defending or pursuing the foregoing), but excluding any speculative or remote damages, punitive or exemplary damages (except to the extent included in the damages awarded to a third party), internal administration or overhead costs or losses based on a multiple of earnings or revenue or loss of profits (hereinafter collectively, “Losses”), asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to the following:

(a) any breach of any representation or warranty made by the Company contained in this Agreement or any schedule or certificate delivered pursuant hereto (without giving effect to (i) any limitations or qualifications with respect to materiality, Company Material Adverse Effect for purposes of determining the amount of any Losses with respect thereto or (ii) subsequent supplements or updates to the Disclosure Schedules);

(b) any breach of any covenant or agreement by the Company contained in this Agreement or any schedule or certificate delivered pursuant hereto (including as a result of the action or failure to act of the Company or any of its Subsidiaries);

(c) any Pre-Closing Taxes;

(d) any inaccuracy or omission with respect to the Holder information contained in Section 3.4 or the Consideration Spreadsheet, including any amounts paid by reason thereof to any Holder in excess of the consideration to which such Holder is entitled pursuant to this Agreement;

(e) any claim, demand or allegation (i) by any Holder, any former owner or any alleged or purported current or former owner of Shares, Company Warrants, Company Options or other equity securities of the Company or any right to acquire Shares, Company Warrants, Company Options or other equity securities of the Company, arising out of or relating to (A) the Merger, this Agreement or the Transactions, including the allocation of the Merger Consideration, or (B) such Person’s status or alleged status as an owner of equity securities in the Company at any time on or prior to the Closing Date; (ii) by any Person to the effect that such Person is entitled to receive any payment or consideration in connection with the Merger that is different from or in addition to the consideration payable to such Person, if any, as specifically set forth in the Consideration Spreadsheet, including any amounts required to be paid to any Holder in satisfaction of dissenters’ or appraisal rights (including any interest required to be paid thereon) to the extent greater than the amounts to which any such dissenting stockholders would be entitled pursuant to the Merger (and including any Losses incurred by Parent or the Surviving Corporation associated with any Actions or settlement entered into to determine or settle the amount payable to such dissenting Holders); and (iii) by any Person, arising out of or relating to any proposed equity or debt financing of, or investment in, the Company, whether or not consummated, or any solicitation, negotiation or discussion relating thereto, occurring on or prior to the Closing Date;

(f) any misstatements or omissions in the Information Statement other than information provided by Parent in writing expressly for inclusion in the Information Statement;

(g) any Transaction Expenses charged to Parent, Merger Sub, the Surviving Corporation, the Company or any of their Affiliates that shall not have been reflected in the Final Closing Statement; and

(h) any Losses (including any obligations by the Company or its successors to provide indemnity) arising from wrongful or illegal acts or omissions by any of the Company’s officers or directors prior to the Closing, including any breach of fiduciary duty;

(i) any of the matters set forth on Schedule 8.2(i); and

(j) any Third Party Claim relating to any of the items described in clauses (a) through (i) above.

Section 8.3 Indemnification by Parent. From and after the Closing and in accordance with this Article VIII, Parent shall indemnify and hold harmless the Effective Time Holders and their Affiliates and the respective Representatives, successors and assigns of each of the foregoing (collectively, the “Effective Time Holder Indemnified Parties”) from and against, and shall compensate and reimburse each of the foregoing for, any and all Losses asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to:

(a) any breach of any representation or warranty made by Parent or Merger Sub contained in this Agreement or any schedule or certificate delivered pursuant hereto or thereto or in connection with the Transactions (without giving effect to any limitations or qualifications as to materiality or other exception set forth therein for purposes of determining the amount of any Losses with respect thereto); and

(b) any breach of any covenant or agreement by Parent or Merger Sub contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions.

Section 8.4 Procedures. Except as otherwise provided in Article VI with respect to Tax Claims:

(a) A Parent Indemnified Party or Effective Time Holder Indemnified Party seeking indemnification (the “Indemnified Party”) in respect of, arising out of or involving a Third Party Claim shall deliver a Claim Notice in respect thereof to the Effective Time Holders (by means of delivery to the Holder Representative), or to Parent, as applicable (the Effective Time Holders or Parent in such case are referred to herein as the “Indemnifying Party”), with reasonable promptness after receipt by such Indemnified Party of notice of the Third Party Claim, and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request. The failure to deliver a Claim Notice, or any delay in providing such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent (and only to the extent) that the Indemnifying Party is materially prejudiced by such failure or such Claim Notice is not delivered on or prior to the expiration of the applicable survival period.

(b) The Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim, and the Indemnified Party shall have the sole right to defend, at the expense (subject to the limitations set forth in this Article VIII) of the Indemnifying Party, any such Third Party Claim. The Indemnified Party shall have the sole right at its discretion to settle any Third Party Claim; provided that if the written consent of the Holder Representative is not obtained to any settlement, such settlement shall not be dispositive of the amount of Losses. When the Effective Time Holders are the Indemnifying Parties, the Holder Representative shall have the right to receive copies of all pleadings, notices and communications with the third-party claimant with respect to the Third-Party Claim to the extent that receipt of such documents by the Holder Representative does not affect any privilege relating to the Indemnified Party and the Indemnified Party shall provide the Holder Representative the opportunity to consult with and participate in, but not to determine or conduct, any defense of the Third-Party Claim or settlement negotiations with respect to the Third-Party Claim, all at the sole expense of the Effective Time Holders. The Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all witnesses, pertinent records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.

(c) An Indemnified Party seeking indemnification in respect of, arising out of or involving a Loss or a claim or demand hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party (a “Direct Claim”) shall deliver a Claim Notice in respect thereof to the Indemnifying Party with reasonable promptness after becoming aware of facts supporting such Direct Claim, and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request. The failure to deliver a Claim Notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent (and only to the extent) that the Indemnifying Party is materially prejudiced by such failure or such Claim Notice is not delivered on or prior to the expiration of the applicable survival period, and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to the Indemnified Party or otherwise than pursuant to this Article VIII. If the Indemnifying Party does not notify the Indemnified Party within 20 Business Days following its receipt of a Claim Notice in respect of a Direct Claim that the Indemnifying Party disputes its liability to the Indemnified Party hereunder, such Direct Claim specified by the Indemnified Party in such Claim Notice shall be conclusively deemed a liability of the Indemnifying Party hereunder and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand. If the Indemnifying Party agrees that it has an indemnification obligation but asserts that it is obligated to pay a lesser amount than that claimed by the Indemnified Party, the Indemnifying Party shall pay such lesser amount promptly to the Indemnified Party, without prejudice to or waiver of the Indemnified Party’s claim for the difference.

(d) The indemnification required hereunder shall be made by prompt payment by the Escrow Agent pursuant to joint written instruction by Parent and the Holder Representative (to the extent of any amounts then held in the Indemnity Escrow Fund if applicable) or the Indemnifying Party (to the extent any such Losses are not promptly paid from the Indemnity Escrow Fund) of the amount of actual Losses in connection therewith as and when bills are received by the Indemnifying Party or Losses incurred have been notified to the Indemnifying Party. Following the delivery of a Claim Notice to the Holder Representative, the Holder Representative and its representatives and agents shall be given such access (including electronic access, to the extent available) as they may reasonably require during normal business hours to the books and records of the Surviving Corporation and access at mutually agreeable times during normal business hours to such personnel or representatives of the Surviving Corporation and Parent, including but not limited to the individuals responsible for the matters that are subject of the Claim Notice, as they may reasonably require for the purposes of investigating or resolving any disputes or responding to any matters or inquiries raised in the Claim Notice.

(e) The Indemnifying Party shall not be entitled to require that any Action be made or brought against any other Person before Action is brought or claim is made against it hereunder by the Indemnified Party.

(f) Notwithstanding the provisions of Section 10.10, each Indemnifying Party hereby consents to the nonexclusive jurisdiction of any court in which an Action in respect of a Third Party Claim is brought against any Indemnified Party for purposes of any claim that an Indemnified Party may have under this Agreement with respect to such Action or the matters alleged therein and agrees that process may be served on each Indemnifying Party with respect to such claim anywhere, including by complying with the notice procedures of Section 10.5.

Section 8.5 Limits on Indemnification . Notwithstanding anything to the contrary contained in this Agreement: (a) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 8.2(a) (or Section 8.2(j) as it relates thereto) or Section 8.3(a), as the case may be, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $350,000, in which case the Indemnifying Party shall be liable for the amount of such Losses in excess thereof, (b) the maximum aggregate amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or relating to the causes set forth in Section 8.2(a) and Section 8.2(i) (or Section 8.2(j) as it relates to either of the foregoing) or Section 8.3(a), as the case may be, shall be equal to the Indemnity Escrow Amount (the “Escrow Cap”), (c) the maximum aggregate amount of indemnifiable Losses which may be recovered from the Effective Time Holders arising out of or related to the IP Representations (or Section 8.2(j) as it relates thereto) shall be $10,000,000; provided, that to the extent that any portion of the Indemnity Escrow Amount has been released to Parent Indemnified Parties, such released amounts shall reduce such maximum amount (such amount, as so reduced, the “IP Cap”), (d) the Effective Time Holders shall not be obligated to indemnify Parent or any other Person with respect to any Loss to the extent (and only to the extent) that a specific accrual or reserve for the amount of such Loss was reflected as a Liability in calculating the Net Adjustment Amount; and (e) the liability of each Effective Time Holder with respect to any Losses hereunder shall be limited to such Effective Time Holder’s Pro Rata Percentage of such Losses; provided, that the foregoing clauses (a) and (b) shall not apply to Losses arising out of or relating to the inaccuracy or breach of any Fundamental Representation, IP Representation or to any claim of fraud or intentional misrepresentation, or to any claims pursuant to Sections 8.2(b), (c), (d), (e), (f) (g), (h), (i) (with respect to clause (a) above only) or (j) (as it relates thereto), in each case, as to which the Indemnified Party may recover the applicable Losses (x) first, from the Indemnity Escrow Fund until that is exhausted or claims exceeding the then remaining amount of the Indemnity Escrow Fund have been made and (y) then, directly from the Effective Time Holders in accordance with each Effective Time Holder’s Pro Rata Percentage, and the maximum aggregate liability of each Effective Time Holders shall be an amount equal to the consideration actually received by such Effective Time Holder in the aggregate, including any amounts remaining in the Indemnity Escrow Fund.

Section 8.6 Other Indemnity Provisions and Limitations. If the Transactions are consummated, Parent expressly reserves the right to seek indemnity or other remedy for any Losses arising out of or relating to any breach of any representation, warranty or covenant contained herein, notwithstanding any investigation by, disclosure to, knowledge or imputed knowledge of Parent or any of its Representatives in respect of any fact or circumstance that reveals the occurrence of any such breach, whether before or after the execution and delivery hereof. In furtherance of the foregoing, the Effective Time Holders agree that as knowledge or lack of reliance shall not be a defense in law or equity to any claim of breach of representation, warranty or covenant by the Company herein, the Effective Time Holders shall not in any proceeding concerning a breach or alleged breach of any representation, warranty or covenant herein, or any indemnity thereof, seek information concerning knowledge or reliance of Parent or any of its Representatives, through deposition, discovery or otherwise or seek to introduce evidence or argument in any proceeding regarding the knowledge or lack of reliance of Parent or any of its Representatives prior to the Closing on or with respect to any such representations, warranties or covenants. Notwithstanding anything to the contrary set forth in this Agreement, the amount of any Loss subject to indemnification pursuant to this Article VIII shall be calculated net of (i) any insurance proceeds actually received by the Indemnified Party or any of its Affiliates on account of such Loss (after giving effect to any deductible or retention or increase in premium associated therewith to the extent paid or payable and net of any costs and expenses of recovery or collection thereof) and (ii) any indemnification, contribution or other payment actually received from any third Person with respect to such Loss; provided, however, that Parent Indemnified Parties shall have no obligation to seek recovery from insurance or any other indemnification, contribution or other payment. In the event that any insurance or other recovery is made by the Indemnified Party with respect to any Loss for which it has been indemnified pursuant to this Article VIII, then a refund equal to the aggregate amount of the recovery shall be paid promptly in immediately available funds to the Indemnifying Party that provided such indemnification to the Indemnified Party. The Indemnified Parties shall not be entitled to recover more than once for the same Loss and shall not be entitled to recover any Loss.

Section 8.7 Indemnity Escrow Fund.

(a) If a Parent Indemnified Party is entitled to be indemnified for Losses arising out of or relating to the causes set forth in Section 8.2(a) (or Section 8.2(j) as it relates thereto), the obligation to pay the amount of indemnification owed hereunder shall be satisfied only from the Indemnity Escrow Fund, and any Losses in excess of the Indemnity Escrow Fund shall not be recoverable; provided, however, that the foregoing limitation shall not apply to the extent that such Losses are also described in a subsection of Section 8.2 other than subsection (a) or (i) (or Section 8.2(j) as it relates thereto), or with respect to Losses arising out of or relating to the inaccuracy or breach of (i) any Fundamental Representation or IP Representation or (ii) any claim of fraud or intentional misrepresentation. If a Parent Indemnified Party is entitled to be indemnified for Losses arising out of or relating to an IP Representation (or Section 8.2(j) as it relates thereto), such Parent Indemnified Party shall seek recovery from the Indemnity Escrow Fund first, and then proceed directly against the Effective Time Holders in accordance with their respective Pro Rata Percentages for the remainder of any such Losses, subject to the IP Cap. If a Parent Indemnified Party is entitled to be indemnified for Losses arising out of or relating to (x) any cause set forth in Section 8.2, other than those set forth in Section 8.2(a) (or Section 8.2(j) as it relates thereto), (y) the inaccuracy or breach of any Fundamental Representation or (z) any claim of fraud or intentional misrepresentation, such Parent Indemnified Party shall have the choice of seeking recovery against the Indemnity Escrow Fund, proceeding directly against the Effective Time Holders in accordance with their respective Pro Rata Percentages to satisfy their indemnity obligations hereunder, setting off the amount of any Loss against any amounts due and unpaid, or otherwise subsequently payable, under this Agreement, or any combination of the foregoing. Except in the event of any Effective Time Holder’s individual fraud or individual intentional misrepresentation, an Effective Time Holder’s aggregate liability arising out of or relating to the Transactions is limited to the amount of Merger Consideration actually received by such Effective Time Holder.

(b) Upon the termination of the Indemnity Escrow Fund pursuant to the terms of the Escrow Agreement, the Escrow Agent shall deliver the remaining portion of the Indemnity Escrow Fund (if any) to the Exchange Agent (in respect of the portion payable in respect of Shares and Non-Employee Options) and the Surviving Corporation (in respect of the portion payable in respect of Employee Options) for delivery to the Effective Time Holders in accordance with their respective Pro Rata Percentages.

(c) Notwithstanding the Effective Time Holders’ several (and not joint) liability under Section 8.2, and a particular Effective Time Holder’s maximum liability under Section 8.5(d), Parent Indemnified Parties may recover all Losses in respect of Section 8.2 from the Indemnity Escrow Fund without regard to such limitations applicable to recovery directly from Effective Time Holders.

(d) Notwithstanding anything to the contrary set forth in this Agreement, no Holder shall have a claim or right of indemnity against the Company for breach of any of the Company’s representations, warranties or covenants contained herein.

Section 8.8 Characterization of Payments. Any payments made pursuant to this Article VIII shall constitute an adjustment to the Merger Consideration for Tax purposes and shall be treated as such by all parties on their Tax Returns to the extent permitted by Law.

Section 8.9 Exclusive Remedy. Except for claims based on an Effective Time Holder’s individual fraud or individual intentional misrepresentation, the indemnification provided in this Article VIII, subject to the limitations set forth herein and the provisions of Article VI, shall be the exclusive post-Closing remedy available in connection with any Losses arising out of or resulting from this Agreement or the Transactions. The foregoing notwithstanding, nothing in this Section 8.9 shall limit or restrict the ability or right of any party hereto to seek injunctive, specific performance or other equitable relief for any breach or alleged breach of any provision of Article II, Article V, Article VI, Article VIII or Article IX; provided, that any procedures in respect of and limitations on Losses or liabilities in this Article VIII with respect to post-Closing remedies shall in no event be diminished or circumvented by such relief.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Parent and the Company;

(b) by Parent, if the Company fails to deliver the Joinder Agreements constituting the Stockholder Consent to Parent as described in Section 5.4 within four Business Days after the execution of this Agreement;

(c) (i) by the Company, if the Company is not then in material breach of its obligations under this Agreement and Parent or Merger Sub breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by the Company; or (ii) by Parent, if Parent or Merger Sub is not then in material breach of its obligations under this Agreement and the Company breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3, (B) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by Parent;

(d) (i) by the Company, if any of the conditions set forth in Section 7.1 or Section 7.2 shall have become incapable of fulfillment prior to July 31, 2017 (the “Termination Date”) or (ii) by Parent, if any of the conditions set forth in Section 7.1 or Section 7.3 shall have become incapable of fulfillment prior to the Termination Date; provided, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been a material cause of, or shall have resulted in, the failure of such condition to be satisfied on or prior to such date;

(e) by either the Company or Parent if the Merger shall not have been consummated by the Termination Date; provided, that the right to terminate this Agreement under this Section 9.1(e) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been a material cause of, or shall have resulted in, the failure of the Merger to be consummated on or prior to such date; or

(f) by either the Company or Parent in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining,

enjoining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and nonappealable; provided, that Parent and Merger Sub (if Parent is so requesting termination) or the Company (if it is so requesting termination), as the case may be, shall have used their commercially reasonable efforts, in accordance with Section 5.7, to have such order, decree, ruling or other action vacated.

The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other party.

Section 9.2 Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except (a) for the provisions of Section 2.15(e) relating to the Holder Representative’s indemnification and exculpation, Section 3.26 relating to broker’s fees and finder’s fees, Section 5.8 relating to confidentiality, Section 5.10 relating to public announcements, Section 10.1 relating to fees and expenses, Section 10.5 relating to notices, Section 10.8 relating to third-party beneficiaries, Section 10.9 relating to governing law, Section 10.10 relating to submission to jurisdiction and this Section 9.2 and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement or any agreement made as of the date hereof or subsequent thereto pursuant to this Agreement.

(b) The parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the Transactions, and that, without these agreements, none of the parties would have entered into this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the Transactions shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided, that if the Transactions are consummated, Transaction Expenses shall be borne and paid as provided in this Agreement. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other.

Section 10.2 Amendment and Modification. This Agreement may be amended, modified or supplemented by Parent or the Company by action taken or authorized by their respective Boards of Directors at any time prior to the Closing Date (notwithstanding any Stockholder approval and the Holder Representative’s approval); provided, however, that after approval of the Transactions by the Stockholders, no amendment shall be made which pursuant to applicable Law requires further approval by such Stockholders without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, executed as set forth in the preceding sentence.

Section 10.3 Extension. At any time prior to the Effective Time, Parent or the Company, may, solely with respect to the other party, to the extent permitted by applicable Law, extend the time for the performance of any of the obligations or other acts of the parties. Any agreement on the part of Parent or the Company, as applicable, to any such extension shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 10.4 Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (a) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or any document delivered pursuant hereto (provided, that no such waiver shall be deemed to cure any breach of any representation or warranty for purposes of the indemnification provided for in Section 8.2) or (b) waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail with confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent, Merger Sub or the Surviving Corporation, to:

12181 Bluff Creek Drive, 4th Floor

Los Angeles, CA 90094

Attention: General Counsel

Facsimile: (424) 326-0131

E-mail: legal@rubiconproject.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

Attention: Bradford P. Weirick

Facsimile: (213) 229-6765

E-mail: bweirick@gibsondunn.com

(ii)	if to the Company prior to the Closing, to:

with a copy (which shall not constitute notice) to:

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

Attention: Patrick J. Mitchell

Facsimile: (617) 937-2400

E-mail: pmitchell@cooley.com

(iii)	if to the Holder Representative, to:

If prior to July 31, 2017:

1614 15th Street, Suite 200

Denver, CO 80202

Attention: Managing Director

Facsimile: (303)623-0294

E-mail: deals@srsacquiom.com

If on or after July 31, 2017:

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Facsimile: (303)623-0294

E-mail: deals@srsacquiom.com

with a copy (which shall not constitute notice) to:

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

Attention: Patrick J. Mitchell

Facsimile: (617) 937-2400

E-mail: pmitchell@cooley.com

Section 10.6 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. All references to the “Company” and “Subsidiary” shall include references to any Person that converted into, merged with and into (whether formally or under a de facto merger doctrine), or liquidated into the Company or such Subsidiary, as applicable.

Section 10.7 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Holder Representative’s engagement letter, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 10.8 No Third-Party Beneficiaries. Except as provided in Article VIII, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 10.9 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws or public policy principles of the State of Delaware.

Section 10.10 Submission to Jurisdiction. Any legal action or proceeding arising out of or relating to this Agreement and the Transactions brought by any party or its successors or assigns against any other party shall be brought and determined in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in any appropriate Delaware state or federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by, or settlement approved by, any such court in Delaware as described herein. Notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.11 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of Parent (in the case of an assignment by the Company) or the Company (in the case of an assignment by Parent or Merger Sub), and any such assignment without such prior written consent shall be null and void; provided, however, that Parent or Merger Sub may assign this Agreement to any Affiliate of Parent without the prior consent of the Company; provided further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.12 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in any appropriate Delaware state or federal court), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 10.13 Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States Dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.

Section 10.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such provision or portion of any provision shall be deemed modified, reformed and construed to permit its enforcement to the maximum extent permitted by applicable Law.

Section 10.15 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 10.16 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 10.17 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 10.18 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.19 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 10.20 Waiver of Conflicts. Parent and the Company agree that Parent shall not, and shall cause the Company not to, seek to have Cooley LLP (“Cooley”) disqualified from representing the Holder Representative, any Holder or any of their respective Affiliates in connection with any dispute that may arise between the Holder Representative, any Holder or any of their respective Affiliates, on the one hand, and Parent, the Parent Indemnified Parties or any of their respective Affiliates, on the other, in connection with this Agreement or the transactions contemplated hereby. In connection with any such dispute that may arise between the Holder Representative, any Holder or any of their respective Affiliates, on the one hand, and Parent, the Parent Indemnified Parties or any of their respective Affiliates, on the other, in connection with this Agreement or the transactions contemplated hereby, the Holder Representative (and not Parent or the Company) shall have the right to decide whether or not to waive the attorney-client privilege (the “Retained Privilege”) that may apply to any communications between the Company and Cooley that occurred before the Closing; provided, that, for the avoidance of doubt, the forgoing shall not extend to any communication not involving this Agreement, the Merger or any other agreements or transactions contemplated hereby, or to communications with any Person other than Cooley; provided, further, that nothing in this Section 10.20 shall be construed as a waiver of any attorney-client privilege.

Notwithstanding the foregoing, in the event that a dispute arises between the Company and any other person, the Company may assert the attorney-client privilege to prevent disclosure to such other person of confidential communications between Cooley and the Company. Nothing in this Section 10.20 shall be construed as a waiver of any privilege controlled by Parent, Merger Sub or the Company after the Closing (which for the avoidance of doubt excludes the Retained Privilege), nor shall anything herein be construed to permit Cooley to communicate to the Holder Representative, any Holder or any of their respective Affiliates after the Closing any information subject to a privilege controlled by Parent, Merger Sub, or the Company (which for the avoidance of doubt excludes the Retained Privilege). Notwithstanding any other provision herein, this Section 10.20 shall be irrevocable, and no term of this Section 10.20 may be amended, waived or modified, without the prior written consent of the Holder Representative and Cooley.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE RUBICON PROJECT, INC.

By:	/s/ Brian W. Copple
Name: Brian W. Copple
Title: Secretary

CAVIAR ACQUISITION CORP.

By:	/s/ Jonathan Feldman
Name: Jonathan Feldman
Title: Assistant Secretary

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

NTOGGLE, INC.

By:	/s/ Adam Soroca
Name: Adam Soroca
Title: Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Holder Representative

By:	/s/ Sam Riffe
Name: Sam Riffe
Title: Executive Director

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER